
07074519

OPNET Technologies, Inc.

2007 Annual Report

Making Networks and Applications Perform™

OPNET®

corporate profile

Founded in 1986

NASDAQ: OPNT (IPO August 2000)

HQ in Bethesda, MD

490 employees

Worldwide coverage

Profitable every year since 1987

FY 2007 revenue: $95.1 million

OPNET Technologies, Inc. is a leading provider of management software for networks and applications. Our solutions address application performance management, network operations, capacity management and design, and network R&D.

Organizations rely on networks and enterprise software applications to successfully execute their strategies. As the dependency on networked applications has grown, so have demands for high performance and availability, while the size and complexity of the IT infrastructure has increased commensurately. This complexity is compounded by government regulations and commercial industry standards that require demonstrably improved management processes and documentation. Due to all of these factors, businesses and government entities confront significant challenges related to the cost, risk, and performance of IT.



Traditional application and network management tools focus on data collection and monitoring. These systems typically report on historical trends and status of networks or systems, focusing on a single management discipline. However, users of such systems increasingly demand a better understanding of the underlying technologies that support applications, how they interact in response to events and conditions, and the resulting impact on IT services.

OPNET differentiates itself from other management solutions by focusing on analytics. OPNET solutions uniquely provide actionable analysis of the behavior of applications, networks, and systems.



Users leverage this insight to rapidly resolve performance problems and proactively prevent problems from occurring. Embedded in OPNET algorithms is expert knowledge about how network devices, protocols, applications, and systems interact. This intelligence enables users to quickly identify the root causes of problems and to predict the impact of changes before costly mistakes are made.

Our software solutions generate return on investment for a broad customer base, including corporate and government enterprises, defense agencies and contractors, network service providers, and network equipment manufacturers. These organizations rely on OPNET software to improve operational effectiveness, accelerate the deployment of strategic applications and services, reduce IT operating and capital costs, manage risk associated with growth and change, and increase productivity—all with better performance.

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "potential", "should", "will", and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to predict accurately or control. The factors listed in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 11, 2007 under "Risk Factors," as well as any cautionary language in this Annual Report, provide examples of risks, uncertainties, and events that may cause our *actual results* to differ materially from the expectations we describe in our forward-looking statements. You should also carefully review the risks outlined in other documents that we file from time to time with the Securities and Exchange Commission, including our Quarterly Reports on Form 10-Q that we will file in fiscal 2008.

The forward-looking statements provided in this Annual Report represent our expectations as of July 23, 2007. We anticipate that subsequent events and developments will cause our expectations to change. However, while we may elect to update this forward-looking information at some point in the future, we specifically disclaim any obligation to do so. This forward-looking information should not be relied upon as representing our expectations as of any date subsequent to July 23, 2007.

corporate highlights

Increased revenue by 25% to $95.1 million

Increased gross profit by 28% to $74.6 million

Invested 22.8% of our total revenue in research and development

Increased deferred revenue by 40.6% to $23.3 million

Increased working capital by 15.2% to $89.4 million

Introduced OPNET LoadScaler™ 7.4

OPNET LoadScaler™ 7.4 was introduced as a result of a licensing agreement that was entered into in December 2006 with RadView Software Ltd. LoadScaler stress tests web applications to quantify scalability and identify performance break points to ensure that applications can scale to deliver consistent performance. It represents an important addition to OPNET's growing portfolio of solutions for application pre-deployment testing, to enable application performance management throughout the application lifecycle.


OPNET LoadScaler™
Application Stress Testing

Announced Worldwide Distribution Agreement with CA

OPNET entered into a strategic, multi-year distribution agreement with CA. OPNET's IT Guru® Systems Planner software, with the optional OPNET Mainframe Model, will be sold through CA's direct sales and channel partners worldwide. OPNET and CA products for systems planning and management are complementary, with the OPNET solution providing unique capabilities to the CA portfolio. The agreement builds upon a prior referral agreement from 2005.



Named to List of World's Most Successful Software Companies

OPNET was ranked seventh in the Cape Horn Strategies 2006 Sustained Success Honor Roll, which tracks successful software companies based on long-term financial performance. The report compared the financial performance of all 503 publicly traded software companies on the U.S.


$ 56.5
$ 64.2
$76.1
$95.1
2004
2005
2006
2007

Annual Revenue (in Millions)


$ 0.28
$ 0.10
$ 0.10
$ 0.38
2004
2005
2006
2007

Annual Diluted Earnings per Share

stock exchanges in 2005 and showed that OPNET is one of seven software companies to have recorded at least 11 consecutive years of growth and profitability. This was OPNET's third appearance on the list.

Named to Deloitte's Technology Fast 50

OPNET was named to Deloitte's prestigious Technology Fast 50 program for Maryland. The Technology Fast 50 Program for Maryland is a ranking of the 50 fastest growing technology, media, telecommunications, and life sciences companies in Maryland by Deloitte & Touche USA LLP, one of the nation's leading professional services organizations. Rankings are based on the percentage revenue growth over 5 years from 2001–2005.

"Deloitte's Maryland Technology Fast 50 companies have shown the strength, vision, and tenacity to succeed in today's very competitive technology environment. We applaud the successes of OPNET and acknowledge it as one of the very few to accomplish such a fast growth rate over the past 5 years."

Andrew Harrs
Southeast TMT RIL Regional Managing Partner
Deloitte & Touche USA LLP

Recognized for Excellence of Corporate Governance

OPNET was recognized by Audit Integrity as one of the 100 firms that "showed the highest degree of accounting transparency and fair dealing to stake-holders during 2006." OPNET is among a handful of firms that tied for top ranking, having received the highest overall score. Audit Integrity is the leading provider of accounting and governance risk (AGR®) analysis on public companies. Through the forensic study of the factors behind fraud, Audit Integrity is able to determine the overall level of risk and the specific risk metrics in over 9,000 publicly traded companies.



8.0%
7.6%
11.1%
5.9%
Q1
Q2
Q3
Q4

Fiscal 2007 Operating Margins

OPNET Awarded New NETWARS Contract, with Initial Funding of $2.1M

OPNET Analysis, Inc., a wholly-owned subsidiary, was awarded a two-year sole-source contract to continue the work as prime contractor on the U.S. Department of Defense's Network Warfare Simulation (NETWARS) program. The NETWARS project is part of the DoD's vision for achieving information superiority by optimizing military communications in realistic warfighter scenarios. NETWARS is a software application for analyzing defense-related network communications. OPNET was awarded $2.1 million for the first year of the new contract. This followed OPNET's successful delivery of software and services as prime contractor for NETWARS in 2006, under contracts totaling $2.9 million. OPNET's funding to date from the NETWARS program totals $22.3 million.



NETWARS



$0.08
$0.08
$0.15
$0.07

Fiscal 2007 Diluted Earnings per Share

"In Fiscal 2007, we continued to build our solutions for networks, applications, and systems. By offering analytics that address these three IT disciplines, and by leveraging synergies among solutions, OPNET is positioning itself as a key vendor across IT divisions."


OPNET
NASDAQ Listed [OPNT]
04:04:50
NASDAQ

Marc A. Cohen and Alain J. Cohen


Making Networks and Applications Perform™

Dear Shareholders:

From Products to Solutions

OPNET has grown from a company with a handful of products when it went public in August 2000, to a leading provider of analytics solutions that span application performance management, network operations, capacity management, and network R&D. During this timeframe, our revenue increased by nearly a factor of five, we successfully completed and integrated four technology acquisitions, and we signed global distribution agreements with both Cisco Systems and CA to extend our reach and accelerate our growth.

We have focused on developing and bringing to market software solutions based on analytics. These analytics allow our customers to troubleshoot problems faster, proactively prevent performance and security problems, unify and visualize performance data from complex IT environments in real-time, and effectively plan and optimize IT resources to meet specific service levels.

In fiscal 2007, revenue was $95.1 million, representing an increase of 25% over the prior year. In this last year we also increased gross profit by 28% to $74.6 million, increased deferred revenue by 40.6% to $23.3 million, increased working capital by 15.2% to $89.4 million, increased annual diluted earnings per share from 10 cents to 38 cents, maintained a strong balance sheet with no debt, and invested 22.8% of our total revenue into R&D.

Building a Strong Foundation

In fiscal 2007, we continued to build our solutions for networks, applications, and systems. By offering analytics that address these three IT disciplines, and by leveraging synergies among solutions, OPNET is positioning itself as a key vendor across IT divisions. In addition to enabling uniquely powerful solutions to IT problems, these integrations enable us to provide "baskets of solutions" as part of enterprise deals, which will lead to overall larger transactions.

None of this would have been possible without the dedication and hard work of our staff and their successful track record of continuous innovation. In the last year, we filed 59 patent applications, compared to 40 the prior year, further building on our base of intellectual property and extending barriers to entry.

In summary, fiscal 2007 was a strong year for OPNET. We believe that we are uniquely positioned to be a leading, global provider of analytics in a market where growth is driven by increasing infrastructure complexity, tighter performance demands, stricter regulations, and new security threats.

We would like to thank our staff, customers, and shareholders for their commitment to our solutions and belief in our vision.

Marc A. Cohen

Chairman and Chief Executive Officer

Alain J. Cohen

President and Chief Technology Officer

application performance

"We began using OPNET solutions as part of our application testing initiative, and are now building a complete Application Health program with OPNET products at its core."

IT Enterprise Client

Today's enterprises rely heavily on networked applications to conduct business. Yet complaints about poorly performing applications are common, and the time to resolve them can be prolonged. New application deployments are also frequently hindered by performance problems.

The end-to-end performance of networked applications depends on complex interactions among applications, servers, and networks. Effective application performance management requires taking a true end-to-end view by understanding the application from these multiple perspectives.

Application performance management is needed throughout the application lifecycle, beginning with development and QA, and continuing through deployment and operations. A comprehensive strategy requires analytics that enable both rapid troubleshooting and proactive prevention of problems.

IT organizations rely on OPNET application performance management solutions to rapidly diagnose and resolve performance problems that can impact the effective use of networked applications. Many of the world's most successful organizations have made OPNET solutions the foundation of best-practice approaches for ensuring the successful deployment of new IT applications.



management

ACE™ Standard and **ACE™ Plus** provide a detailed, quantitative understanding of the end-to-end performance of networked applications by analyzing the complex interactions among applications, servers, and networks. Its powerful, intuitive analysis environment enables application pre-deployment certification, and accelerates troubleshooting performance problems in production applications.

OPNET Panorama™ for Production provides real-time performance analysis of complex applications by monitoring metrics within each server, across multiple tiers. It detects behavioral anomalies, automating the otherwise intractable analysis of thousands of measurements per second across multiple systems. Panorama detects and diagnoses performance problems, proactively notifying IT staff.

OPNET Panorama™ for QA and **OPNET Panorama™ Plus for QA** leverage advanced analytics to ensure deployment readiness of new applications. Realistic, simulated transaction loads can be introduced into the analysis to accurately predict scalability and ensure performance.

SLA Commander™ actively monitors application performance from the user perspective, and alerts IT operations before users are impacted by response-time problems. Commander quantifies application performance, identifying when and where problems occur so that in-depth troubleshooting solutions, such as ACE and Panorama, can be applied.



OPNET LoadScaler™ complements other OPNET application performance management solutions for quality assurance, subjecting applications to production-like stress levels in the pre-deployment lab.

IT organizations leverage OPNET application performance management solutions to:

- Detect performance problems before they impact users;
- Quickly identify the root cause of performance problems, and resolve them;
- Bridge organizational gaps between application development and networking teams, reducing "finger pointing";
- Validate new applications to reduce costly post-deployment changes; and
- Ensure that service level objectives can be achieved.

network operations

"OPNET has allowed [us to test] NIST 800-53 compliance. The results were enlightening and we are amazed at how simple the testing procedure is with OPNET tools installed."

US Government Agency

Enterprises and service providers alike find it challenging to maintain a timely view of the scope and status of their networks, and to ensure that operational policies and objectives for performance, availability, and security are met.

OPNET solutions for network operations automatically provide real-time understanding of multi-vendor, multi-technology networks, including visualization, situational awareness, and configuration assurance. OPNET operational solutions enable organizations to better understand the state of the production network; proactively detect and resolve operational issues; unify disparate views of the network and its components; ensure operational performance, security, and policy compliance; and increase the productivity of network operations staff.

IT Sentinel® and **SP Sentinel®** ensure network integrity, compliance, and security for enterprises and service providers. Sentinel performs automated, systematic, network-wide configuration audits of the production network, identifying errors and misconfigurations that can impact network availability, performance, and security. Sentinel detects unexposed problems, and proactively notifies staff of critical errors.



IT Netcop™ and SP Netcop™ provide a unified, graphical visualization of large, heterogeneous production networks, including devices, their interconnectivity, traffic, and status. Netcop unifies data from a wide range of network management tools, providing consolidated views for more intuitive and productive navigation and analysis. Netcop's geographical network dashboard is dynamically updated with real-time operational information. Third-party tools and programmed scripts can be launched from its console for deeper drill-down and assisted troubleshooting.

OPNET operational solutions enable organizations to:

- Better understand the state of the production network and to proactively detect and resolve operational issues;
- Accelerate problem detection and resolution;
- Unify disparate views of the network and its components;
- Ensure operational performance, security, and policy compliance; and
- Increase the productivity of network operations staff.



2007 ANNUAL REPORT

network

"OPNET is a key part of our success as we work to rapidly deliver innovative products to the emerging WiMAX industry."

Network Equipment Manufacturer

Network R&D organizations rely on OPNET software to boost productivity, improve product performance and quality, provide value-added services, and accelerate time-to-market for fixed and wireless communication technologies.

OPNET Modeler® accelerates the R&D process for analyzing and designing communication networks, devices, protocols, and applications. Users can analyze simulated networks to compare the impact of different technology designs on end-to-end behavior. Modeler incorporates a broad suite of protocols and technologies, and includes a development environment to enable modeling of all network types and technologies.

Modeler Wireless Suite provides high-fidelity modeling, simulation, and analysis of a broad range of wireless networks. Technology developers leverage advanced simulation capabilities and rich protocol model suites to design and optimize proprietary wireless protocols, such as access control and scheduling algorithms. Simulations incorporate motion in mobile networks, including ground, airborne, and satellite systems. Modeler Wireless Suite supports any network with mobile devices, including cellular, mobile ad hoc, wireless LAN, and satellite.



Modeler Wireless Suite for Defense supports the unique R&D requirements of the defense community, including research and development of network protocols, devices, and architectures crucial to Network-Centric Warfare implementations. Three-dimensional displays of network simulations incorporate topology, node relationships, and performance statistics, overlaid on a realistically rendered terrain. Modeler Wireless Suite for Defense enables analysis and prediction of communications effects in the theater of operations.

R&D organizations from network equipment manufacturers, service providers, and the defense community leverage OPNET solutions to:

- Optimize proprietary wireless protocols and technologies;
- Test and demonstrate technology designs in realistic scenarios before production;
- Increase network R&D productivity;
- Plan mobile network deployments that accurately incorporate terrain effects;
- Design wireless network protocols to optimally support the warfighter; and
- Assess battlefield plans with regard to communication effects.



2007 ANNUAL REPORT

CASE STUDY
Defense and Homeland Security

US Marine Corps Uses NETWARS to Predict C4I System Performance on the Battlefield



Lan-Thanh Truong
IA&JR Modeling & Simulation Project Manager
MARCORSYSCOM/SIAT

"NETWARS readily identified failure points that could have jeopardized operations. Its collaborative environment minimized iterations between the Marine Corps and our equipment provider, accelerating problem diagnosis and resolution."

The US Marine Corps Systems Command is responsible for providing deployed Marines with advanced equipment and systems to ensure mission success. C4I, one of these advanced technologies, leverages information systems for command, control, situational awareness, and intelligence-gathering on the battlefield. Successfully deploying C4I systems requires accurately predicting their performance in the inherently unpredictable network conditions of the battlefield.

NETWARS is a simulation-based tactical network planning software used by multiple branches of the military. The Marine Corps uses NETWARS to predict the performance of new C4I systems



before deployment. NETWARS incorporates hundreds of tactical equipment models, which the Marine Corps customized to meet their unique requirements. To test the new C4I systems, they created a complete, virtual Marine Expeditionary Force (MEF) in NETWARS, including prototype devices and hundreds of deployed forces. Various "what if" scenarios were configured to analyze different battlefield conditions. NETWARS quickly identified bottlenecks in the C4I systems that could result in failure on the battlefield. Using the software's collaborative environment, the Marine Corps worked with the equipment providers to diagnose problems and evaluate potential fixes.

Aeronautic Computing Technique Research
Alion Science and Technology
BAE Systems
Ball Solutions Group
Bechtel Telecommunications
Booz Allen Hamilton
CACI Federal Systems
CAS Inc.
CISCO Federal Systems
Concurrent Technologies Corp.
Defence Communication Services Agency UK
Defence Science & Technology Org. Australia
Department of National Defence - Canada
DISA
Dynamics Technology
EADS
Eagan, McAllister Associates
Eagle Alliance
Elbit
General Dynamics
Generic Systems Sweden Ab
Georgia Tech Research Institute
Halliburton
Harris
Honeywell
Hughes
IBM Global Services
Japan Defense Agency
JHU APL
L-3 Communications
MIT Lincoln Labs
MITRE
Mitretek
NASA
National Communications System
National Geospatial Intelligence Agency
Northrop Grumman
Oak Ridge National Lab
Raytheon
Rockwell Collins
SAIC
Sandia National Labs
Space and Naval Warfare Systems Command
Sparta
Syracuse Research Corporation
Systems Planning & Analysis, Inc.
Tenacity Solutions Inc.
Textron
Titan
U.S. Air Force
U.S. Army
U.S. Army Research Lab
U.S. Central Command
U.S. Coast Guard
U.S. Department of Homeland Security
U.S. Marine Corps
U.S. Military Academy
U.S. Navy
U.S. Naval Research Lab (NRL)



2007 ANNUAL REPORT

CASE STUDY
Network Equipment Manufacturer

NEC Selects OPNET for WiMAX Base Station Design

CASE STUDY
Service Provider

Telefonica International Wholesale Services Selects OPNET for Daily Network Configuration Audits and Capacity Planning Studies



Julián del Castillo Pintado
Network Management Systems
Senior Consultant
Telefonica International
Wholesale Services



Carlos Olea Ortigosa
Technical Support Team Manager
Telefonica International
Wholesale Services

"We have benefited significantly from using OPNET solutions. The efficiency, productivity, and satisfaction of our employees have improved now that they have a tool that supports them in their daily decision-making activities."

Telefonica International Wholesale Services uses OPNET's NetDoctor® software to audit their network configuration on a daily and weekly basis. In addition to the standard rules incorporated in the product, they have constructed several custom rules that are specific to their organizational needs. These tailor-made network audits have reduced the number of network outages, and enabled them to detect inefficiencies and sub-optimal configurations that could not be detected previously.



Service Provider Clients (partial list)

Telefonica also uses **SP Guru® Network Planner** to perform LSP/link utilization management and capacity planning. They perform monthly studies of their MPLS core to optimize link utilization based on existing and forecasted traffic patterns. The product has been useful in predicting situations that could have resulted in over-utilized links.

OPNET's **VNE Server®** is a key enabler in Telefonica's configuration assurance and network capacity management processes. In addition to providing a detailed network data model for analysis and planning, it provides a single, centralized database for managing, and reporting on network assets.

- 6TK Bulgarian Telecom
- Brasil Telecom S.A.
- BT
- Cisco Systems
- Comcast Cable
- Cox Communications
- Deutsche Telekom
- Ericom Ltd.
- France Telecom
- GenoTel GmbH
- Infonet
- Inmarsat
- Korea Telecom
- Nextel
- NTL
- NTT DuCoMo
- NTT Group
- 02
- Omnitel
- Polish Telecom
- Swisscom
- Telecom Italia
- Telecom Srbija
- Telefonica
- Telefonica Moviles
- Telenor
- Telstra
- TELUS
- THUS Plc
- Verizon



OPNETWORK® 2006

" I really enjoyed the learning experience and meeting with the OPNET staff throughout OPNETWORK 2006."

Enterprise IT Client

OPNETWORK is OPNET's annual technology conference, focusing on intelligent analysis of networks, applications, and systems. Since the first OPNETWORK in 1997, the event has taken on international and industry-wide significance. It is now the largest event of its kind, attracting thought leaders from industry, government, and academic communities from all over the world to advance best practices for:

- Application Performance Management
- Network Operations
- Capacity Management and Design
- Network R&D

OPNETWORK 2006 was the largest OPNETWORK ever, with over 2,000 attendees from 35 countries who participated in hundreds of hours of sessions. The agenda included a wide range of interactive lectures, labs, panels, and case studies led by experts from OPNET and from industry.









"The technical level and quality of the sessions were outstanding."

Network Service Provider Client

"I was able to talk to OPNET engineers face-to-face about IT issues and exchange ideas with other people who are in a similar line of work."

Network R&D Client



- August 28-September 1, 2006
- The Ronald Reagan Building and International Trade Center, Washington, DC
- 100+ presentations from customers and industry experts
- 2,000+ attendees from 35 countries
- 650+ hours of classes, labs, panels, and case studies



keynote and featured speakers included

Dimitri P. Bertsekas
Professor of Electrical Engineering and Computer Science
MIT

Chris Craddock
Senior Vice President
Principal Architect, Enterprise Systems Management
CA

Stephen Elias
Vice President, Application Infrastructure Management
Merrill Lynch

Jean-Pierre Garbani
Vice President, Computing Infrastructures and Security Group
Forrester Research, Inc.

Dr. Todd M. Haynes
Manager, Modeling and Simulation
BAE Systems

Clifford B. Meltzer
Senior Vice President, Network Management Technology Group
Cisco Systems, Inc.

Jim Quinn
Unisys Chief Architect for DHS
Department of Homeland Security

Karen M. Sage
Director of Marketing, Network Management Technology Group
Cisco Systems, Inc.



"The quality of instruction during OPNETWORK was excellent, and the depth of knowledge by the instructors was much appreciated."

University Client

"This is definitely the best conference of the year! Thank you."

Government/Defense Client

financial information

Table of Contents



SELECTED CONSOLIDATED FINANCIAL DATA

(dollars and share amounts in thousands, except per share data)

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report. The statement of operations data for the years ended March 31, 2007, 2006, and 2005, and the balance sheet data as of March 31, 2007 and 2006, are derived from our audited consolidated financial statements included in this Annual Report. The balance sheet data as of March 31, 2005, 2004 and 2003 and the statement of operations data for the years ended March 31, 2004 and 2003 are derived from our consolidated financial statements that are not included in this annual report. Historical results are not necessarily indicative of results that may be expected for any future period.

	Year Ended March 31,				
	2007	2006	2005	2004	2003
STATEMENT OF OPERATIONS DATA:			*(in thousands, except per share data)*		
Revenue:					
New software licenses	$ 43,186	$ 31,976	$ 29,507	$ 28,164	$ 22,187
Software license updates, technical support and services	28,062	24,226	19,805	15,152	12,667
Professional services	23,882	19,913	14,931	13,137	11,573
Total revenue	**95,130**	**76,115**	**64,243**	**56,453**	**46,427**
Cost of revenue:					
New software licenses	638	657	778	831	829
Software license updates, technical support and services	3,264	2,637	2,348	1,730	1,710
Professional services	15,904	13,705	10,154	7,510	4,637
Amortization of acquired technology	723	832	651	509	504
Total cost of revenue	**20,529**	**17,831**	**13,931**	**10,580**	**7,680**
Gross profit	**74,601**	**58,284**	**50,312**	**45,873**	**38,747**
Operating expenses:					
Research and development	21,688	18,643	15,455	13,040	12,909
Sales and marketing	34,133	26,300	22,803	19,446	18,245
General and administrative	10,994	13,375	9,742	5,717	4,897
Total operating expenses	**66,815**	**58,318**	**48,000**	**38,203**	**36,051**
Income (loss) from operations	7,786	(34)	2,312	7,670	2,696
Interest and other income, net	3,834	2,680	1,384	594	879
Income before provision for income taxes	11,620	2,646	3,696	8,264	3,575
Provision for income taxes	3,655	509	1,644	2,506	832
Net income	**$ 7,965**	**$ 2,137**	**$ 2,052**	**$ 5,758**	**$ 2,743**
Basic net income per common share	$ 0.39	$ 0.10	$ 0.10	$ 0.29	$ 0.14
Diluted net income per common share	$ 0.38	$ 0.10	$ 0.10	$ 0.28	$ 0.14
Basic weighted average shares outstanding	20,358	20,374	20,158	19,697	19,273
Diluted weighted average shares outstanding	21,206	20,604	20,624	20,650	19,974
Balance Sheet Data (end of period):					
Cash, cash equivalents and marketable securities	$ 91,381	$ 85,861	$ 82,185	$ 81,493	$ 70,251
Total assets	147,658	127,347	125,185	116,682	100,641
Long-term debt	—	103	150	300	300
Total stockholders' equity	**$ 112,871**	**$ 99,398**	**$ 99,965**	**$ 96,371**	**$ 86,388**

(dollars and share amounts in thousands, except per share data)

You should read the following discussion and analysis in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Item 1A. Risk Factors" and elsewhere in this Annual Report on Form 10-K.

Overview

OPNET Technologies, Inc. is a provider of management software for networks and applications. Our solutions address: application performance management, network configuration management, capacity planning, and network research and development. Our customers include corporate enterprises, government and defense agencies, network service providers, and network equipment manufacturers. Our solutions are designed to help our customers make better use of resources, reduce operational problems and improve competitiveness.

We operate in one reportable industry segment, the development and sale of computer software programs and related services. Our operations are principally in the United States, and we have subsidiaries in Australia, Belgium, France, Germany and the United Kingdom. We primarily depend upon our direct sales force to generate revenue in the United States. Sales outside the United States are made through our international sales team as well as third-party distributors and value-added resellers, who generally are responsible for providing technical support and service to customers within their territory.

Our revenue is derived from three primary sources: (1) new software licenses, (2) software license updates, technical support and services, and (3) professional services, which include consulting and training services for customers without current maintenance agreements. New software license revenue represents all fees earned from granting customers licenses to use our software, and excludes revenue derived from software license updates, which are included in software license updates, technical support, and services revenue. Our software master license agreement provides our customers with the right to use our software either perpetually, which we refer to as perpetual licenses, or during a defined term, generally for two to four years, which we refer to as term licenses. For fiscal 2007, perpetual licenses represented approximately 97% of software license revenue transactions. Substantially all of our software license arrangements include both perpetual licenses and software license updates, technical support, and services. Software license updates, technical support, and services revenue represent fees associated with the sale of unspecified license updates, technical support and when-and-if available training under our maintenance and training agreements. We offer professional services, under both time and material and fixed-price agreements, primarily to facilitate the adoption of our technology.

We consider our consulting services to be an integral part of our business model as they are centered on our software product offerings. Because our consulting services facilitate the adoption of our solutions, we believe that they ultimately generate additional sales of software licenses.

The key strategies of our business plan include increasing sales to existing customers, increasing deal size by selling modules and introducing new products, improving our sales and marketing execution, establishing alliances to extend our market reach and increasing our international presence. We have focused our sales, marketing, and other efforts on corporate enterprise and United States Government opportunities, and to a much lesser extent, service provider and network equipment manufacturer opportunities. Our focus and strategies are designed to increase revenue and profitability. Because of the uncertainty surrounding the amount and timing of revenue growth, we expect to need to closely manage the increases in our total expenses as we implement these strategies.

In April 2007, we entered into a multi-year worldwide distribution agreement with Computer Associates that will build on the referral agreement entered into in November of 2005. Under the terms of the agreement, Computer Associates is distributing our IT Guru Systems Planner Solution and we will collaborate with Computer Associates to offer professional services and support. Computer Associates began sales of our products in April 2007.

In November 2005, we entered into a global sales and marketing referral agreement with Computer Associates. Under the terms of the agreement, Computer Associates began marketing our systems performance and capacity modeling technologies. Computer Associates began sales of our products under this agreement in the third quarter of fiscal 2006, and we started recording revenue from this relationship during the third quarter of fiscal 2006.

In March 2005, we entered into a multi-year worldwide distribution agreement with Cisco Systems. Under the terms of the agreement, Cisco is distributing a broad range of our software products. We will also collaborate with Cisco's Network Management Technology Group to develop new network management solutions. Cisco began sales of our products in the second half of calendar 2005, and we started recording revenue from the Cisco Systems agreement during the fourth quarter of fiscal 2006.

Summary of Our Fiscal 2007 Financial Performance

During fiscal 2007, we increased revenue, gross profit, cash, cash equivalents and marketable securities, and deferred revenue as compared to fiscal 2006. We believe that revenue growth during fiscal 2007 as compared to fiscal 2006 was attributable to executing on our business plan and to an improving economy.

The following table summarizes information on some of our key financial and operating metrics.

	Fiscal 2007	Fiscal 2006	Amount Change	Percentage Change
		(dollars in thousands, except per share data)		
OPERATIONS DATA:				
Total revenue	$ 95,130	$ 76,115	$ 19,015	25.0%
Total cost of sales	$ 20,529	$ 17,831	$ 2,698	15.1%
Gross profit	$ 74,601	$ 58,284	$ 16,317	28.0%
Gross profit as a percentage of total revenue (gross margin)	78.4%	76.6%		
Total operating expenses	$ 66,815	$ 58,318	$ 8,497	14.6%
Income (loss) from operations	$ 7,786	$ (34)	$ 7,820	230.0%
Income from operations as a percentage of total revenue (operating margin)	8.2%	0.0%		
Net income	$ 7,965	$ 2,137	$ 5,828	272.7%
Diluted net income per common share	$ 0.38	$ 0.10	$ 0.28	280.0%
Total employees (period end)	490	433	57	13.2%
Total average employees	487	427	60	14.1%
Total consultants (period end)	111	96	15	15.6%
Total quota-carrying sales persons (period end)	80	62	18	29.0%
FINANCIAL CONDITION AND LIQUIDITY DATA:				
Cash, cash equivalents, and marketable securities (period end)	$ 91,381	$ 85,861	$ 5,520	6.4%
Cash flows from operating activities	$ 6,201	$ 8,705	$ (2,504)	(28.8%)
Total deferred revenue (period end)	$ 23,307	$ 16,579	$ 6,728	40.6%

We achieved growth in all revenue categories during fiscal 2007. The growth in total revenue was generated primarily by growth in sales of our products and services to corporate enterprises, and to a lesser extent, sales of our products and services to the United States government. While total revenue generated from sales of products and services to the United States government increased in absolute dollars by $7,655 during fiscal 2007, the percentage of revenue from transactions with the United States government accounted for 43% of total revenue for both fiscal 2007 and fiscal 2006. United States government customers, including the Department of Defense, utilize our software and professional services to take advantage of our extensive expertise and intellectual property in networking, applications, and protocols. Our ability to model and simulate end-to-end network and application performance is valuable in determining the impact of tactical or strategic changes to networks, planning for contingencies, and evaluating the impact of new network technologies and protocols. In addition, our solutions are scalable and address large, complex military systems and networks, such as mobile networks, with a variety of operationally proven, advanced predictive performance techniques. This enables the Department of Defense to use our software and services to achieve important transformational objectives such as network centricity and improved battle space awareness.

Our international revenue increased 21.3% to $20,059, or 21.1% of total revenue, for fiscal 2007. We expect revenue from sales outside the United States to continue to account for a significant portion of our total revenue in the future. International revenue in fiscal 2007 benefited from a more experienced direct sales force and our increased focus on corporate enterprises. Sales to corporate enterprises accounted for the largest portion of our international revenue during fiscal 2007. During fiscal 2007, sales to corporate enterprises and service providers accounted for the majority of our international revenue. We believe that continued growth and profitability will require further expansion of our sales, marketing and customer service functions in international markets.

During fiscal 2007, gross profit increased 28.0% to $74,601. Our gross profit increased in absolute dollars in fiscal 2007, and as a percentage of total revenue, increasing from 76.6% in fiscal 2006 to 78.4% in fiscal 2007. This increase as a percentage of total revenue was attributable to our implementation of strategies designed to increase the proportion of license revenue to total revenue.

As a software company, we believe that our business model has the potential to generate operating margins of 17% or more. Our operating margin increased to 8.2% during fiscal 2007 from 0.0% during fiscal 2006. The increase in operating margin was largely the result of a $19,015 increase in total revenue, which was partially offset by an increase in operating expenses of $8,497. Our fiscal 2006 operating expenses included $3,851 in legal expenses related to the lawsuit filed by Compuware Corporation in September of 2004. No significant legal expenses related to the lawsuit filed by Compuware Corporation were incurred during fiscal 2007, as the lawsuit was settled in April 2006.

Trends That May Affect Our Business and Future Results

While we are cautiously optimistic that economic conditions may continue to improve and result in a stronger environment for IT spending, an economic downturn or adverse change in the regulatory environment or business prospects for our customers may decrease our revenue or lower our growth rate. The demand for our products and services by corporate enterprise and United States government customers has been much stronger than the demand from service providers and network equipment manufacturers. We believe that lower business activity with service providers and network equipment manufacturers is primarily due to the challenging economy in which these businesses operate, which we expect to continue, at least in the near term. Consequently, our revenue growth and financial results depend, in significant part, upon the economic health of corporate enterprises and United States government agencies and the general environment for IT spending.

We intend to take advantage of a gradually improving economy and expect to increase spending in all areas of our business in order to promote future growth. We anticipate the following trends and patterns over the next several quarters:

Total Revenue. We currently expect future growth in revenue to come from sales to enterprise IT organizations and the United States government. We expect revenue from sales to service providers and network equipment manufacturers to fluctuate from quarter to quarter with the potential for periods of declining license revenue. Our ability to increase professional service revenue will depend upon our ability to maintain several large consulting contracts with the United States government and to attract and retain additional qualified consultants, including those with security clearances. As a result of these factors, we believe that we may experience fluctuations in quarterly revenue.

International Revenue. Our international sales are affected by the mix of direct and indirect sales channels and our focus on increasing sales to corporate enterprises. We believe that these factors affect the timing of sales orders as well as our ability to forecast future revenue. We expect overall international revenue growth in fiscal 2008; however, we expect to continue experiencing quarterly fluctuations of international revenue.

Gross Profit Margin. We anticipate an increase in the cost of professional services primarily from hiring additional consultants to support demand for our services. Our overall gross profit margin will be affected by the profitability of individual consulting engagements as well as the amount of gross profit from the sale of new software licenses and software license updates, technical support and services, which have substantially higher gross margins than the gross margin on professional services revenue.

Research and Development Expenses. We believe that continued investment in research and development will be required to maintain our competitive position and broaden our product lines, as well as enhance the features and functionality of our current products. We made significant personnel investments in research and development during fiscal 2007. We expect that the absolute dollar amount of these expenditures will continue to grow but generally decrease as a percentage of total revenue in future periods. Our ability to decrease these expenses, as a percentage of revenue, will depend upon increases in our revenue growth, among other factors.

Sales and Marketing Expenses. We depend upon our direct sales model to generate revenue and believe that increasing the size of our quota-carrying sales team is essential for long-term growth. We plan to add quota-carrying sales persons during fiscal 2008 to pursue our growth strategies. We anticipate that we will continue to commit substantial resources to sales and marketing in the future and that sales and marketing expenses may increase both in absolute dollars and as a percentage of total revenue in future periods.

General and Administrative Expenses. General and administrative expenses are expected to increase as we continue to expand our operations; however, we expect the dollar amount of these expenditures to decrease as a percentage of total revenue in future periods. Our general and administrative expenses decreased 17.8% from fiscal 2006 to fiscal 2007 due primarily to legal expenses of $3,851 incurred during fiscal 2006 related to the lawsuit filed by Compuware Corporation in September of 2004. No significant legal expenses related to the lawsuit filed by Compuware Corporation were incurred during fiscal 2007, as the lawsuit was settled in April 2006. Our ability to decrease these expenses, as a percentage of revenue, will depend upon increases in our revenue growth, among other factors.

Operating Margin. Since a significant portion of our software license arrangements close in the latter part of each quarter, we may not be able to adjust our cost structure in the short-term to respond to lower than expected revenue, which would adversely impact our operating margin and earnings. Our operating margin increased to 8.2% during fiscal 2007 from 0.0% during fiscal 2006. The increase in operating margin was largely the result of a $19,015 increase in total revenue, which was partially offset by an increase in operating expenses of $8,497. Our fiscal 2006 operating expenses included $3,851 in legal expenses related to the lawsuit filed by Compuware Corporation in September of 2004. No significant legal expenses related to the lawsuit filed by Compuware Corporation were incurred during fiscal 2007, as the lawsuit was settled in April 2006. We remain committed to our long-term growth strategies and do not believe that adjustments to our cost structure are necessary at this time, but we intend to closely manage expenses.

Acquisitions

On October 6, 2004, we completed the acquisition of Altaworks for a total purchase price of approximately $3,431. As a result of the merger, we acquired all the assets and liabilities of Altaworks. We paid the purchase price in cash from working capital. As a result of the acquisition, we acquired two commercially available software products that provide advanced correlation and analysis technologies to our product portfolio for end-to-end application performance analysis and, with the addition of Altaworks' employees, have greater engineering depth and technical expertise.

This acquisition was accounted for as a purchase; consequently, operations of the acquired business were included in our financial statements prospectively from the date of acquisition.

Critical Accounting Policies and Use of Estimates

The accompanying discussion and analysis of our financial condition and results of operations are based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from the estimates made by management with respect to these and other items that require management's estimates.

We have identified the accounting policies that are critical to understanding our historical and future performance, as these policies affect the reported amounts of revenue and the more significant areas involving management's judgments and estimates. These critical accounting policies relate to revenue recognition and deferred revenue, stock based compensation, allowance for doubtful accounts, valuation of long-lived assets, including intangible assets and impairment review of goodwill, software development costs and income taxes. These policies, and our procedures related to these policies, are described in detail below. In addition, please refer to Note 1 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further discussion of our accounting policies.

Revenue Recognition. We derive revenue from three primary sources: (1) new software licenses, (2) software license updates, technical support and services, which include software license updates, certain training provided and offered on a when-and-if available basis to customers, and technical support, and (3) professional services, which include consulting and custom training services for customers without a current maintenance agreement. We recognize revenue based on the provisions of the American Institute of Certified Public Accountants Statement of Position, or SOP No. 97-2, "Software Revenue Recognition," as amended by SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions," SOP No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" and the Securities and Exchange Commission Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements."

New software license revenue represents all fees earned from granting customers licenses to use our software, and excludes revenue derived from software license updates, which are included in software license updates, technical support and services revenue. Our new software license revenue consists of perpetual and term license sales of software products. New software license revenue is recognized when these criteria are met: persuasive evidence of an arrangement exists, delivery of the software has occurred, the software license fee is fixed or determinable, and collectibility is probable. We define each of these four criteria as follows:

- **Persuasive evidence of an arrangement exists.** For license arrangements with end-users, it is our customary practice to have a written software license agreement, which is signed by both the end user and us, and a purchase order or equivalent. A written contract can be executed based on the customer-specific format or on the standard "shrink wrap" software master license agreement. For those end users who have previously negotiated a software license agreement with us, the initial software license agreement is used as evidence of a written contract. Sales to distributors, resellers, and value-added resellers, which we collectively referred to as resellers, are primarily made outside of North America and are evidenced by a master reseller agreement governing the relationship, which is signed by both the reseller and us, together with a purchase order on a transaction-by-transaction basis. To further evidence an arrangement, our master reseller agreement requires that the reseller provide to us copies of the end user's purchase order and executed copies of the end user's software master license agreements.
- **Delivery has occurred.** Physical delivery of our software products to end users or resellers, which we collectively referred to as customers, is generally considered to have occurred upon the transfer of media containing our software products to a common carrier (usually FOB shipping point based on standard agreement terms). Software products may also be delivered electronically to end users. Electronic delivery is deemed to occur after end users have been provided with access codes that allow them to take immediate possession of the software. If a software arrangement includes undelivered software products or services that are essential to the functionality of delivered software products, delivery is not considered to have occurred until these software products or services are delivered.
- **The fee is fixed or determinable.** It is our policy to not provide customers the right to any adjustments or refund of any portion of their license fees paid, acceptance provisions, cancellation privileges, or rights of return. Our normal payment terms for our software products and services currently range from net 30 days to net 90 days and primarily vary based on the country in which an agreement is executed. Payments that extend beyond our normal payment terms from the contract date but that are due within six months are generally deemed to be fixed or determinable based on our successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition. Arrangements with payment terms extending beyond six months are considered not to be fixed or determinable, and revenue from such arrangements is recognized as payments become due and payable.
- **Collectibility is probable.** Collectibility is assessed on a customer-by-customer basis. We typically sell to customers for whom there is a history of successful collection. New customers are subject to a credit review process that evaluates the customer's ability to pay. If we determine from the outset of an arrangement that collectibility is not probable, revenue is recognized as cash is collected.

In instances when any of the four criteria are not met, we defer recognition of software license revenue until the criteria are met. When the sale of the software product requires us to make significant enhancements, customization or modifications to the software that are essential to its functionality, software license revenue and consulting fees are recognized using contract accounting under SOP 81-1. We estimate the percentage-of-completion, under SOP 81-1, based on our estimate of total hours to complete the project as a percentage of total hours incurred and the estimated hours to complete.

The process of estimation inherent in the application of the percentage-of-completion method of accounting for revenue is subject to judgments and uncertainties and may affect the amounts of software license revenue and professional services revenue under certain contracts and related expenses reported in our consolidated financial statements. A number of internal and external factors can affect our estimates to complete client engagements, including skill level and experience of project managers, staff assigned to engagements, and continuity and attrition level of professional services staff. Changes in the estimated stage of completion of a particular project could create variability in our revenue and results of operations if we are required to increase or decrease previously recognized revenue related to a particular project or if we expect to incur a loss on the project.

Software license updates, technical support and services revenue represents fees associated with the sale of license updates, training, and technical support, all provided on a when-and-if-available basis under our maintenance agreement. Payments for software license updates, technical support and services (on initial order or on renewal) are generally made in advance and are nonrefundable. License updates consist of the right to unspecified software updates on a when-and-if-available basis and are typically entered into in connection with the initial software license purchase. License updates, technical support and services may be renewed upon expiration of the term. Customers can purchase license updates separately from technical support and services. Revenue from license updates, technical support and services is deferred and recognized as revenue on a straight-line basis over the term of the maintenance agreement.

Revenue under multiple-element arrangements, which typically include new software licenses, consulting services, training and maintenance agreements sold together, are allocated to each element in the arrangement primarily using the residual method based upon the fair value of the undelivered elements, which is specific to us (vendor-specific objective evidence of fair value or VSOE). This means that we defer revenue from the arrangement fee equivalent to the fair value of the undelivered elements. Discounts, if any, are applied to the delivered elements, usually software licenses, under the residual method. For periodic unspecified product updates and technical support agreements, VSOE is based upon either the renewal rate specified in each contract or the price charged when sold separately. For consulting services and training for customers without a current maintenance agreement, VSOE is based upon the rates charged for these services when sold separately. If the only undelivered elements in an arrangement are periodic unspecified updates or technical support agreements for which we are unable to establish VSOE, all revenue is recognized ratably over the contract period.

Professional services revenue consists of fees from consulting services and training for customers without a current maintenance agreement and is recognized as the services are performed. When we enter into consulting service arrangements that include significant modifications to the software that are essential to the customer's use and the arrangement is bundled with software, revenue under the entire arrangement is recognized under the percentage-of-completion method. In these circumstances, revenue to be recognized after applying the residual method is allocated to new software license revenue based upon the relative list price of each product, and to professional services revenue based upon the VSOE of fair value of the professional services, respectively.

We sell new software licenses, license updates, technical support and services agreements to distributors at predetermined prices. Sales to distributors are not contingent upon resale of the software to the end user. In most cases, we provide license updates, technical support and services agreements directly to distributors and the distributors provide support to the end customer. Revenue from sales to distributors is recorded at the amounts charged to the distributor and in the same manner as new software license, license updates, technical support and services sales sold through our direct sales force. Amounts received in advance of revenue recognition are classified as deferred revenue.

Stock-Based Compensation. On April 1, 2006, we adopted SFAS 123R, which revised SFAS 123, "Accounting for Stock-Based Compensation." Prior to fiscal year 2007 and the adoption of SFAS 123R, we followed the intrinsic value method of accounting for our stock-based employee compensation arrangements as defined by Accounting Principles Board Opinion, or APB, No. 25, "Accounting for Stock Issued to Employees." We have identified our accounting for stock-based compensation as a critical accounting policy, as this policy affects the reported amount of stock-based compensation expense and involves the use of management's judgments and estimates. Stock-based compensation expense in connection with our application of SFAS 123R was $1,462 for fiscal 2007.

SFAS 123R requires an entity to recognize an expense within its income statement for all share-based payment arrangements, which includes employee stock option plans, restricted stock grants, and ESPP. We have elected to continue straight-line amortization of stock-based compensation expense for the entire award over the service period since the awards have only service conditions and graded vesting. Our stock options and nonvested stock do not contain performance conditions. There have been no modifications to awards in 2007. We adopted SFAS 123R under the modified prospective method. Under the modified prospective method, SFAS 123R applies to new awards and to awards modified, repurchased, or cancelled after April 1, 2006 as well as to the unvested portion of awards outstanding as of April 1, 2006. Stock-based compensation for unvested awards granted prior to April, 1, 2006 is based upon the grant date fair value of such compensation as determined under pro forma provisions of SFAS No 123.

Our stock option programs are accounted for as equity awards. The expense is based on the grant-date fair value of the options granted, and is recognized over the requisite service period.

To estimate the grant-date fair value of our stock options, we use the Black-Scholes option-pricing model, consistent with that used for pro forma disclosure under SFAS No 123. The Black-Scholes model estimates the per share fair value of an option on its date of grant based on the following: the option's exercise price; the price of the underlying stock on the date of grant; the estimated dividend yield; a "risk-free" interest rate; the estimated option term; and the expected volatility. For the "risk-free" interest rate, we use a U.S. Treasury Bond due in a number of years equal to the option's expected term. To estimate expected volatility, we analyzed the historic volatility of our common stock.

Compensation cost for stock option grants is recognized on a straight-line basis over the requisite service period for the entire award (from the date of grant through the period of the last separately vesting portion of the grant). Compensation cost is recognized within the income statement in the same expense line as the cash compensation paid to the respective employees. SFAS 123R also requires us to estimate forfeitures in calculating the expense related to stock-based compensation. We have concluded that our historical forfeiture rate is the best measure to estimate future forfeitures of granted stock options. The impact on compensation costs due to changes in the expected forfeiture rate will be recognized in the period that they become known. As of March 31, 2007, nonvested stock-based deferred compensation associated with stock options totaled $1,278 and is expected to be recognized over a weighted average period of 1.6 years.

Our restricted stock grants are accounted for as equity awards. The expense is based on the price of the Company's common stock, and is recognized on a straight-line basis over the requisite service period. We did not grant any restricted stock prior to February 2006. The restricted stock agreements do not contain any post-vesting restrictions. As of March 31, 2007, nonvested stock-based deferred compensation associated with restricted stock totaled $644 and is expected to be recognized over a weighted average period of 1.1 years.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts receivable for estimated losses resulting from the inability of our customers to make required payments and for the limited circumstances when the customer disputes the amounts due us. Our methodology for determining this allowance requires significant estimates. In estimating the allowance, we consider the age of the receivable, the creditworthiness of the customer, the economic conditions of the customer's industry and general economic conditions. While we believe that the estimates we use are reasonable, should any of these factors change; our estimates may also change, which could affect the amount of our future allowance for doubtful accounts as well as future operating income. Specifically, if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments to us, additional allowances could be required. As of March 31, 2007 and 2006, accounts receivable totaled $25,300 and $15,381, net of an allowance for doubtful accounts of $133 and $140, respectively.

Valuation of Intangible Assets and Goodwill. We account for our goodwill and intangible assets in accordance with SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." Our intangible assets consist of acquired technology related to our acquisitions of a software product for modeling voice communications in December 2003, Altaworks in October 2004, and purchased technology we purchased from RadView Software, Ltd. in December 2005 and SQMworks, Inc. in April 2006. They are stated at the lower of unamortized cost or net realizable value and amortized on a straight-line basis over their expected useful lives of three years except for our 2003 acquisition, which is amortized on a straight-line basis over five years. We use the projected discounted cash flow method in valuing our acquired technology related to acquisitions, using certain assumptions including revenue growth, cost levels, present value discount rate, and working capital requirements. We use the amount of cash paid to value purchased technology. While we believe the assumptions used to value our acquired technology related to acquisitions are reasonable, actual results will likely differ from those assumptions. Future cash flows are subject to change for a variety of internal and external factors. We will periodically review the value of acquired technology for reasonableness. Changes in our assumptions at the time of future periodic reviews could result in impairment losses. As of March 31, 2007 and 2006, intangible assets totaled $899 and $1,240, net of accumulated amortization of $1,148 and $2,925, respectively. No impairment losses have been recorded to date.

Goodwill is recorded when the consideration paid for acquisitions exceeds the fair value of net tangible and intangible assets acquired. Goodwill is not amortized. We perform an annual review during our fourth quarter or earlier to identify any facts or circumstances that indicate the carrying value of goodwill is impaired. The review is based on various analyses including cash flow and profitability projections and the market capitalization of our common stock. Impairment, if any, is based on the excess of the carrying amount of goodwill over its fair value. We performed our annual impairment test of goodwill as of March 31, 2007 and 2006 and concluded that there was no goodwill impairment. As of March 31, 2007 and 2006, we had goodwill of $14,639. No impairment losses have been recorded to date.

Accounting for Software Development Costs. Costs incurred in the research and development of new software products are expensed as incurred until technological feasibility is established. Development costs are capitalized beginning when a product's technological feasibility has been established and ending when the product is available for general release to our customers. Technological feasibility is reached when the product reaches the working model stage. To date, products and enhancements have generally reached technological feasibility and have been released for sale at substantially the same time and all research and development costs have been expensed. Consequently, no research and development costs were capitalized in fiscal 2007, 2006 and 2005.

Income Taxes. The income tax provision includes income taxes currently payable plus the net change during the year in deferred tax assets or liabilities. Deferred tax assets and liabilities reflect the differences between the carrying value under GAAP and the tax basis of assets and liabilities using enacted statutory tax rates in effect for the period in which the differences are expected to reverse. Judgments and estimates are required in the calculation of the deferred tax assets, valuation allowance, accrual of contingencies, research and development tax credits, and foreign tax credits.

Results of Operations

The following table sets forth items from our consolidated statements of operations expressed as a percentage of total revenue for the periods indicated:

	Fiscal 2007	Fiscal 2006	Fiscal 2005
REVENUE:			
New software licenses	45.4%	42.0%	45.9 %
Software license updates, technical support and services	29.5	31.8	30.8
Professional services	25.1	26.2	23.3
Total revenue	**100.0**	**100.0**	**100.0**
COST OF REVENUE:			
New software licenses	0.7	0.9	1.2
Software license updates, technical support, and services	3.4	3.4	3.7
Professional services	16.7	18.0	15.8
Amortization of acquired technology	0.8	1.1	1.0
Total cost of revenue	**21.6**	**23.4**	**21.7**
Gross profit	**78.4**	**76.6**	**78.3**
OPERATING EXPENSES:			
Research and development	22.8	24.6	24.1
Sales and marketing	35.8	34.5	35.5
General and administrative	11.6	17.5	15.1
Total operating expenses	**70.2**	**76.6**	**74.7**
Income (loss) from operations	8.2	(0.0)	3.6
Interest and other income, net	**4.0**	**3.5**	**2.2**
Income before provision for income taxes	12.2	3.5	5.8
Provision for income taxes	3.8	0.7	2.6
Net income	**8.4%**	**2.8%**	**3.2%**

The following table sets forth, for each component of revenue, the cost of the revenue as a percentage of the related revenue for the periods indicated:

	Fiscal 2007	Fiscal 2006	Fiscal 2005
Cost of new software licenses	1.5%	2.1%	2.6%
Cost of software license updates, technical support, and services	11.6	10.9	11.9
Cost of professional services	66.6	68.8	68.0

Revenue

New Software License Revenue. New software license revenue was $43,186, $31,976, and $29,507, in fiscal 2007, 2006, and 2005, respectively, representing an increase of 35.1% in fiscal 2007 from fiscal 2006 and an increase of 8.4% in fiscal 2006 from fiscal 2005. For fiscal 2007, the increase in license revenue was primarily due to higher sales volumes to corporate enterprises and the United States government of the platform products *VNE Server, IT Sentinel, SP Sentinel, NETCOP,* and *OPNET Panorama* and modules such as *ACE Advanced Console, SLA Commander, ACE Advanced Planning Module, 802.16 Specialized Model,* and *SITL Module.* Royalties pertaining to a distribution agreement with Cisco Systems also contributed to the increase in fiscal 2007 license revenue as compared to fiscal 2006. For fiscal 2006, the increase in license revenue was primarily due to higher sales volumes to service providers and corporate enterprises of the platform products *VNE Server, IT Sentinel, SP Sentinel, Netcop,* and *Panorama* and modules such as *ACE Advanced Console, Commander Console and Planning and Design, Netcop, ACE Advanced Planning Module, 802.16 Specialized Model, Commander, SITLM* and *Planning and Design modules* became available in fiscal 2006. Royalties pertaining to a distribution agreement with Cisco Systems also contributed to the increase in fiscal 2006 license revenue as compared to fiscal 2005.

Software License Updates, Technical Support and Services Revenue. Software license updates, technical support and services revenue was $28,062, $24,226, and $19,805 in fiscal 2007, 2006, and 2005, respectively, representing increases of 15.8% in fiscal 2007 from fiscal 2006 and 22.3% in fiscal 2006 from fiscal 2005. Software license updates, technical support and services revenue growth rates are affected by the overall new software license revenue growth rates, as well as the renewal rate of annual maintenance contracts by existing customers. The increase in software license updates and technical support revenue in fiscal 2007 and fiscal 2006 reflects increases in the overall customer installed base as compared to the prior fiscal year.

Professional Services Revenue. The components of professional services for fiscal 2007, fiscal 2006, and fiscal 2005 were as follows:

	Fiscal 2007	Fiscal 2006 *(in thousands)*	Fiscal 2005
Consulting services	$ 22,399	$ 18,639	$ 13,477
Training and other income	1,483	1,274	1,454
Professional services revenue	**$ 23,882**	**$ 19,913**	**$ 14,931**

Professional services revenue was $23,882, $19,913, and $14,931 in fiscal 2007, 2006 and 2005, respectively, representing increases of 19.9% in fiscal 2007 from fiscal 2006 and of 33.4% in fiscal 2006 from fiscal 2005. Consulting services revenue comprises 93.8%, 93.6%, and 90.3% of professional services revenue for fiscal 2007, 2006, and 2005, respectively. The increases in professional services revenue were primarily due to growing demand for our consulting services by United States government agencies and, to a lesser extent, corporate enterprise customers. Revenue from consulting services provided to United States government agencies were $15,845, $13,868, and $10,349, respectively, representing increases of 14.3% in fiscal 2007 from fiscal 2006 and 34.0% in fiscal 2006 from fiscal 2005.

In January 2003, we were awarded a consulting contract with the United States Department of Defense. In January 2005, we were awarded the contract option for calendar year 2005 in the amount of $2,965. The option contributed approximately $1,945 and $657 of consulting revenue for fiscal 2006 and fiscal 2005, respectively. In February 2006, we were awarded the contract option for calendar year 2006 in the amount of $2,899. The option contributed approximately $2,329 and $596 of consulting revenue for fiscal 2007 and 2006, respectively. Our future results of operations could be adversely affected if any of the remaining options are not exercised or the contract otherwise does not receive additional funding. In February 2007, we were awarded the contract option for calendar year 2007 in the amount of $2,119. As of March 31, 2007 we received additional awards of $779 associated with original award of $2,119. The option for calendar year 2007 and associated additional awards of $779 received as of March 31, 2007 contributed approximately $167 of consulting revenue for fiscal 2007. Our future results of operations could be adversely affected if the contract does not receive additional funding. Funding under this award may be increased or decreased during the calendar year.

International Revenue. Our international revenue increased 21.3% to $20,059, or 21.1% of total revenue from $16,541, or 21.7% of total revenue, for fiscal 2007 and 2006, respectively. Our international revenue increased 34.8% during fiscal 2006 from $12,268, or 19.1% of total revenue, for fiscal 2005. The increase in international revenue in fiscal 2007 and fiscal 2006 was primarily the result of an increase in sales to corporate enterprise customers. Our international revenue is primarily generated in Europe and Japan. We have focused our efforts on increasing international sales to corporate enterprises. International revenue from corporate enterprises comprised the largest portion of international revenue for fiscal 2007. During fiscal 2007, sales to corporate enterprises and service providers accounted for the majority of our international revenue. During fiscal 2007, 2006, and 2005, we expanded our operations outside the United States through the hiring of additional direct sales persons in our foreign subsidiaries.

Cost of Revenue

Cost of new software license revenue consists primarily of royalties, media, manuals, and distribution costs. Cost of license updates, technical support and services revenue consists of costs to provide training to customers with active maintenance contracts, royalties, media, distribution costs, and personnel-related costs in providing technical support. Cost of professional services revenue consists primarily of personnel-related costs in providing consulting and custom training to our customers. Gross margins on new software license revenue and software license updates, technical support and services revenue are substantially higher than gross margin on professional services revenue, due to the low amount of cost for materials, packaging and other costs of software products compared with the relatively high personnel costs associated with providing consulting services and customer training.

Cost of New Software License Revenue. Cost of software license revenue was $638, $657, and $778 in fiscal 2007, fiscal 2006, and fiscal 2005, respectively. Gross margin on software licenses revenue was 98.5%, 98.0%, and 97.4% for fiscal 2007, 2006 and 2005, respectively. The cost of new software license revenue is primarily comprised of royalty payments required for certain of our software license sales. Consequently, the proportion of licenses sold that require royalty payments impacts the gross margin. The increase in gross margin in fiscal 2007 and fiscal 2006 was primarily the result of proportionately fewer license sales requiring royalty payments.

Cost of Software License Updates, Technical Support and Services Revenue. Cost of software license updates, technical support and services revenue was $3,264, $2,637, and $2,348 in fiscal 2007, fiscal 2006, and fiscal 2005, respectively. Gross margin on software license updates and technical support revenue was 88.4%, 89.1%, and 88.1% for fiscal 2007, 2006 and 2005, respectively. The cost of software license updates, technical support and services revenue is primarily impacted by the cost of labor associated with providing technical support and related services, and to a lesser extent, royalty payments required for certain license update sales. Gross margins decreased in fiscal 2007 from fiscal 2006 due to an increase in the cost of providing technical support and services as a result of offering training to maintained customers on a when-and-if available basis beginning January 1, 2007. Gross margins increased in fiscal 2006 from fiscal 2005 due to a decrease in the proportion of license updates sold that require royalty payments. Stock-based compensation expense allocated to cost of software license updates and technical support in connection with our application of SFAS 123R was $16 for fiscal 2007. We did not recognize any stock-based compensation expense related to SFAS 123R in fiscal 2006.

Cost of Professional Services Revenue. Cost of professional services revenue was $15,904, $13,705, and $10,154 in fiscal 2007, fiscal 2006, and fiscal 2005, respectively. Gross margin on professional services revenue increased to 33.4% for fiscal 2007 from 31.2% for fiscal 2006. Gross margin on professional services revenue decreased to 31.2% for fiscal 2006 from 32.0% for fiscal 2005. The increase in cost of professional services in fiscal 2007 from fiscal 2006 and in fiscal 2006 from fiscal 2005 was primarily due to an increase in our consulting staff to meet demand for our services. We had 111, 96, and 74 consulting employees at the end of fiscal 2007, 2006, and 2005, respectively. The increase in gross margin in fiscal 2007 from fiscal 2006 was primarily due to the increase in profitability related to certain consulting engagements. The decrease in gross margin in fiscal 2006 from fiscal 2005 was primarily the result of costs necessary to recruit, train and assign new consulting staff to billable projects. We expect the cost of professional services revenue as a percentage of professional services revenue to vary based primarily on the profitability of individual consulting engagements, and to a lesser extent, costs necessary to recruit and train new consulting staff. Stock-based compensation expense allocated to cost of professional services in connection with our application of SFAS 123R was $175 for fiscal 2007. We did not recognize any stock-based compensation expense related to SFAS 123R in fiscal 2006.

Operating Expenses

Research and Development. Research and development expenses were $21,688, $18,643, and $15,455 in fiscal 2007, fiscal 2006, and fiscal 2005, respectively, representing increases of 16.3% in fiscal 2007 from fiscal 2006 and 20.6% in fiscal 2006 from fiscal 2005. The increase in fiscal 2007 from fiscal 2006 and the increase in fiscal 2006 from fiscal 2005 was primarily due to higher personnel costs as a result of increased staffing levels required for developing new products as well as sustaining and upgrading existing products. We do not capitalize research and development costs since we release our product to the public at the same time that technological feasibility is reached. We had 161, 150, and 139 research and development employees at the end of fiscal 2007, 2006, and 2005, respectively. Stock-based compensation expense allocated to research and development in connection with our application of SFAS 123R was $533 for fiscal 2007. We did not recognize any stock-based compensation expense related to SFAS 123R in fiscal 2006.

Sales and Marketing. Sales and marketing expenses were $34,133, $26,300, and $22,803 in fiscal 2007, fiscal 2006, and fiscal 2005, respectively. The 29.8% increase in fiscal 2007 from fiscal 2006 was due to an increase in commission expense and personnel costs of $5,375 related to sales growth and personnel growth, an increase in conference costs of $1,009, an increase in professional services of $496 and an increase in advertising of $322.

The increase in fiscal 2007 from fiscal 2006 was the result of efforts to pursue our business plan. The 15.3% increase in fiscal 2006 from fiscal 2005 was primarily due to increased commission expense related to increased sales and increases in our sales and marketing staff to pursue our business plan. Stock-based compensation expense allocated to sales and marketing in connection with our application of SFAS 123R was $329 for fiscal 2007. We did not recognize any stock-based compensation expense related to SFAS 123R in fiscal 2006.

General and Administrative. General and administrative expenses were $10,994, $13,375, and $9,742 in fiscal 2007, fiscal 2006, and fiscal 2005, respectively. The 17.8% decrease in fiscal 2007 from fiscal 2006 was primarily due to a decrease in professional services during fiscal 2007. The decrease in professional services in fiscal 2007 was primarily the result of incurring legal expenses of $3,851 during fiscal 2006 related to the lawsuit filed by Compuware Corporation in September of 2004. No significant legal expenses related to the lawsuit filed by Compuware Corporation were incurred during fiscal 2007, as the lawsuit was settled in April 2006. The decrease in professional services during fiscal 2007 was partially offset by a $1,234 increase in personnel costs necessary to support our business plan. The 37.3% increase in fiscal 2006 from fiscal 2005 was primarily due to incurring $3,851 in legal expenses related to the lawsuit filed by Compuware Corporation in September of 2004, which was partially offset by a decrease in professional services costs associated with Sarbanes-Oxley compliance efforts. Stock-based compensation expense allocated to general and administrative in connection with our application of SFAS 123R was $409 for fiscal 2007. We did not recognize any stock-based compensation expense related to SFAS 123R in fiscal 2006.

Interest and other income, net. Other income, net was $3,834, $2,680, and $1,384 in fiscal 2007, fiscal 2006 and fiscal 2005, respectively. The increases in fiscal 2007 and fiscal 2006 were primarily due to an increase in interest income earned on our cash and cash equivalents and marketable securities. The increase in interest income is primarily the result of an increase in the aggregate balance of cash, cash equivalents, and marketable securities together with an increase in interest rates.

Provision for Income Taxes. Our effective tax rates were 32%, 19%, and 44% for fiscal 2007, fiscal 2006 and fiscal 2005, respectively. The increase in our effective tax rate in fiscal 2007 from fiscal 2006 was primarily the result of the reduced benefit of research and development credits and adjusting projected foreign tax credits and projected research and development tax credits to the actual amount of the credits computed in conjunction with completing and filing our fiscal 2006 tax return in December of fiscal 2007. The decrease in our effective tax rate in fiscal 2006 from fiscal 2005 was primarily the result of adjusting projected foreign tax credits and projected research and development tax credits to the actual amount of the credits computed in conjunction with completing and filing our fiscal 2005 tax return in December of fiscal 2006.

The effective tax rate differs from the statutory tax rate and varies from period to period due principally to the amount of income before taxes from various tax jurisdictions, foreign tax expense, and the amount of tax credits available to us in each period from incremental research expenditures.

Future provisions for taxes will depend, among other things, on the mix and amount of worldwide income, the tax rates in effect for various tax jurisdictions and the amount of research and development tax credits, foreign tax credits and other items for which we are eligible.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through cash provided by operating activities and through the sale of equity securities. In August 2000, we completed our initial public offering in which we raised approximately $54,114, net of underwriting discounts and offering expenses payable by us. As of March 31, 2007 and 2006, we had cash, cash equivalents, and marketable securities totaling $91,381 and $85,861, respectively.

Cash provided by operating activities was $6,201, $8,705, and $4,689 for fiscal 2007, 2006 and 2005, respectively. Cash provided by operating activities is primarily derived from net income, as adjusted for non-cash items such as depreciation and amortization expense, tax benefits from exercise of employee stock options, and changes in operating assets and liabilities. The decrease in cash provided by operating activities in fiscal 2007 from fiscal 2006 was primarily attributable to a decrease in cash resulting from an increase in accounts receivable, which was partially offset by an increase in cash resulting from an increase in net income and deferred revenue. The increase in cash provided by operating activities in fiscal 2006 from fiscal 2005 was primarily attributable to a decrease in accounts receivable.

Net cash used in investing activities was $41,377 for fiscal 2007. Net cash provided by investing activities was $22,667 for fiscal 2006. Net cash used in investing activities was $9,063 in fiscal 2005. Investing activities include the purchase, sale or maturity of marketable securities, acquisition of property and equipment, and net expenditures for business and technology acquisitions. For fiscal 2007, funds were used to purchase marketable securities of $109,637, purchase property and equipment of $3,529 and purchase intangible assets of $366. Proceeds from the sale/maturity of investments were $72,155 for fiscal 2007. For fiscal 2006, funds were used to purchase marketable securities of $31,940, purchase property and equipment of $1,452 and purchase intangible assets of $793. Proceeds from the sale/maturity of investments were $56,852 for fiscal 2006. For fiscal 2007, 2006 and 2005, a majority of our capital expenditures were for information technology and software purchases.

Cash provided by financing activities was $2,452 for fiscal 2007. Cash used in financing activities was $2,514 for fiscal 2006. Cash provided by financing activities was $1,039 for fiscal 2005. We used $1,521 to acquire 104 shares of treasury stock during fiscal 2007. We used $3,625 to acquire 409 shares of treasury stock during fiscal 2006. Cash provided by financing activities for 2007 reflects the proceeds received from the exercise of stock options of $2,987 and proceeds from the sale of common stock under our 2000 Employee Stock Purchase Plan of $753. Cash provided by financing activities for 2006 reflects the proceeds received from the exercise of stock options of $613 and proceeds from the sale of common stock under our 2000 Employee Stock Purchase Plan of $498. Prior to the adoption of SFAS 123R, we reported tax benefits from the exercise of stock options as an operating cash flow in the consolidated statement of cash flows. In the period beginning April 1, 2006, excess tax benefits from the exercise of stock options are presented as an increase in cash flow from financing activities. Fiscal 2007, excess tax benefits from the exercise of stock options were $383.

We have commitments under contractual arrangements to make future payments for goods and services. These contractual arrangements secure the rights to various assets and services to be used in the future in the normal course of business. For example, we are contractually committed to make minimum lease payments for the use of property under operating lease agreements. In accordance with current accounting rules, the future rights and related obligations pertaining to such contractual arrangements are not reported as assets or liabilities on our consolidated balance sheets. We expect to fund these contractual arrangements with our cash and marketable securities as well as cash generated from operations in the normal course of business.

The following table summarizes our contractual operating lease arrangements at March 31, 2007, and the timing and effect that such commitments are expected to have on our liquidity and cash flow in future periods.

Contractual Obligations
(dollars in thousands)

		Payments Due by Period			
	Total	**Less Than 1 Year**	**1–3 Years**	**3-5 Years**	**More than 5 Years**
Facilities Operating Lease Obligations	**$ 20,164**	$ 4,277	$ 7,776	$ 4,292	$ 3,819
Other Operating Lease Obligations	**98**	49	49	—	—
Total	**$ 20,262**	**$ 4,326**	**$ 7,825**	**$ 4,292**	**$ 3,819**

In April 2007, the Company entered into an operating lease to replace existing office space. The new lease will increase the Company's operating lease obligations by $798 through March 2012. See Notes 8 and 9 to our consolidated financial statements for additional information related to our operating leases. As of March 31, 2007, we have no capital lease obligations.

Effective June 10, 2002, we entered into a credit facility with a commercial bank. The credit facility permits the use of funds for general corporate purposes and the issuance of letters of credit up to a maximum of $10,000 in the aggregate. Borrowings under the credit facility are limited to 80% of eligible accounts receivable. We used the facility to issue an irrevocable letter of credit for approximately $2,122 to satisfy the security deposit requirements for our corporate office lease. Upon a default, as defined in the corporate office lease agreement, and written notice from the landlord to us, the landlord had the right to draw upon the letter of credit in whole or in part. Interest is payable monthly, based on LIBOR plus the applicable margin ranging from 2% to 2.5% as stated in the loan agreement. The credit facility includes a fee in the amount of 0.25% per annum on the unused portion of the credit facility. The credit facility is collateralized by our accounts receivable. The loan agreement contains customary affirmative and negative covenants including a restriction on the payment of dividends. We were in compliance with all affirmative and negative covenants as of March 31, 2007. Effective June 10, 2006, the credit facility was renewed for $2,600 and is due to expire on June 30, 2007. As of March 31, 2007, we had available borrowings of $271 under the credit facility. We plan to renew the credit facility in fiscal 2008.

We do not have any off-balance sheet arrangements with unconsolidated entities or related parties and, accordingly, there are no off-balance sheet risks to our liquidity and capital resources from unconsolidated entities.

We expect working capital needs to increase in the foreseeable future in order for us to execute our business plan. We anticipate that operating activities, as well as planned capital expenditures, will constitute a material use of our cash resources. In addition, we may utilize cash resources to fund acquisitions or investments in complementary businesses, technologies or products.

We believe that our current cash and cash equivalents, marketable securities, and cash generated from operations will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures at least through fiscal 2008.

Recently Issued Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board, or FASB, issued FASB interpretation, or FIN, No. 48, "Accounting for Uncertainty in Income Taxes," which is effective for fiscal years beginning after December 15, 2006. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with Statement of Financial Accounting Standards, or SFAS, No. 109, "Accounting for Income Taxes." This interpretation illustrates how a company should recognize, measure, present and disclose uncertain tax positions that the Company has taken or expects to take on a tax return in its financial statements. We are currently evaluating the impact of adopting FIN No. 48 on our financial position and results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," or SFAS No. 157. This standard clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have not yet determined the impact that the implementation of SFAS No. 157 will have on our results of operations or financial condition.

In September 2006, the Securities and Exchange Commission, or SEC, issued Staff Accounting Bulletin No. 108, Topic 1N, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," or SAB 108. SAB 108 interprets the staff's views regarding the process of quantifying financial statement misstatements and is effective for financial statements issued for fiscal years ending after November 15, 2006. We will apply the guidance provided by SAB 108 as necessary.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 permits entities to choose to measure, on an item-by-item basis, specified financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are required to be reported in earnings at each reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, the provisions of which are required to be applied prospectively. The Company's results of operations and financial condition will not be affected by SFAS No. 159 since the Company does not plan to implement the fair value option.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of OPNET Technologies, Inc. and its subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of March 31, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management concluded that the company's internal control over financial reporting was effective as of March 31, 2007.

Our independent registered public accounting firm has issued an attestation report on our assessment of our internal control over financial reporting. The report is included herein.

OPNET Technologies, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Audit Committee and Stockholders of
OPNET Technologies, Inc.
Bethesda, Maryland

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that OPNET Technologies, Inc. and its subsidiaries (the "Company") maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2007, of the Company and our report dated June 6, 2007 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the change in method of accounting for share-based payments to conform to Financial Accounting Standards Board Statement No. 123 (revised 2004), *Share Based Payment*.

Deloitte & Touche LLP

McLean, Virginia
June 6, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Audit Committee and Stockholders of
OPNET Technologies, Inc.
Bethesda, Maryland

We have audited the accompanying consolidated balance sheets of OPNET Technologies, Inc. and its subsidiaries (the "Company") as of March 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of March 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 6, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

As discussed in Note 1 to the consolidated financial statements, in fiscal year 2007, the Company changed its method of accounting for share-based payments to conform to Financial Accounting Standards Board Statement No. 123 (revised 2004), *Share-Based Payment.*

Deloitte & Touche LLP

McLean, Virginia
June 6, 2007

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	March 31, 2007	March 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 34,766	$ 66,710
Marketable securities	56,615	19,151
Accounts receivable, net of $133 and $140 in allowance for doubtful accounts at March 31, 2007 and 2006, respectively	21,604	12,765
Unbilled accounts receivable	3,696	2,616
Deferred income taxes, prepaid expenses and other current assets	4,366	2,339
Total current assets	**121,047**	**103,581**
Property and equipment, net	8,745	6,088
Intangible assets, net	899	1,240
Goodwill	14,639	14,639
Deferred income taxes and other assets	2,328	1,799
Total assets	**$ 147,658**	**$ 127,347**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 276	$ 1,019
Accrued liabilities	8,321	8,539
Deferred and accrued income taxes	458	527
Current portion of notes payable	—	47
Deferred rent	210	89
Deferred revenue	22,414	15,800
Total current liabilities	**31,679**	**26,021**
Accrued liabilities	259	—
Note payable	—	103
Deferred rent	1,956	1,033
Deferred revenue	893	779
Deferred income tax	—	13
Total liabilities	**34,787**	**27,949**
COMMITMENTS AND CONTINGENCIES (NOTE 8)		
Stockholders' equity:		
Common stock – par value $0.001; 100,000 shares authorized; 27,289 and 26,738 shares issued at March 31, 2007 and 2006, respectively; 20,641 and 20,194 shares outstanding at March 31, 2007 and 2006, respectively	27	27
Additional paid-in capital	86,881	80,984
Deferred compensation	—	(393)
Retained earnings	34,815	26,850
Accumulated other comprehensive income (loss)	394	(345)
Treasury stock - 6,647 and 6,543 shares at March 31, 2007 and 2006, respectively, at cost	(9,246)	(7,725)
Total stockholders' equity	112,871	99,398
Total liabilities and stockholders' equity	$ 147,658	$ 127,347

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended March 31,		
	2007	**2006**	**2005**
REVENUES:			
New software licenses	$ 43,186	$ 31,976	$ 29,507
Software license updates, technical support and services	28,062	24,226	19,805
Professional services	23,882	19,913	14,931
Total revenues	**95,130**	**76,115**	**64,243**
COST OF REVENUES:			
New software licenses	638	657	778
Software license updates, technical support and services	3,264	2,637	2,348
Professional services	15,904	13,705	10,154
Amortization of acquired technology	723	832	651
Total cost of revenues	**20,529**	**17,831**	**13,931**
Gross profit	**74,601**	**58,284**	**50,312**
OPERATING EXPENSES:			
Research and development	21,688	18,643	15,455
Sales and marketing	34,133	26,300	22,803
General and administrative	10,994	13,375	9,742
Total operating expenses	**66,815**	**58,318**	**48,000**
Income (loss) from operations	7,786	(34)	2,312
Interest and other income, net	3,834	2,680	1,384
Income before provision for income taxes	11,620	2,646	3,696
Provision for income taxes	3,655	509	1,644
NET INCOME	**$ 7,965**	**$ 2,137**	**$ 2,052**
Basic net income per common share	$ 0.39	$ 0.10	$ 0.10
Diluted net income per common share	$ 0.38	$ 0.10	$ 0.10
Basic weighted average common shares outstanding	20,358	20,374	20,158
Diluted weighted average common shares outstanding	21,206	20,604	20,624

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands)

	Common Stock				Treasury Stock				
	Shares Issued	Shares Outstanding	Amount	Additional Paid in Capital	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance, April 1, 2004	**26,184**	**20,050**	**$26**	**$77,787**	**6,134**	**$(4,100)**	**$22,661**	**$ (3)**	**$ 96,371**
Net income							2,052		2,052
Foreign currency translation (net of tax)								9	9
Unrealized (loss) on marketable securities (net of tax)								(86)	(86)
Total comprehensive income									1,975
Issuance of common stock:									
Exercise of options	217	217		714					714
Employee stock purchase plan	42	42		364					364
Tax benefit from exercise of stock options				529					529
Amortization of deferred compensation				12					12
Balance, March 31, 2005	**26,443**	**20,309**	**26**	**79,406**	**6,134**	**(4,100)**	**24,713**	**(80)**	**99,965**
Net income							2,137		2,137
Foreign currency translation (net of tax)								(315)	(315)
Unrealized gain on marketable securities (net of tax)								50	50
Total comprehensive income									1,872
Issuance of common stock:									
Exercise of options	179	179		612					612
Employee stock purchase plan	73	73	1	497					498
Tax benefit from exercise of stock options				49					49
Restricted stock issuance	43	43		408					408
Purchase of treasury shares		(409)			409	(3,625)			(3,625)
Deferred compensation				(408)					(408)
Amortization of deferred compensation				27					27
Balance, March 31, 2006	**26,738**	**20,194**	**27**	**80,591**	**6,543**	**(7,725)**	**26,850**	**(345)**	**99,398**
Net income							7,965		7,965
Foreign currency translation (net of tax)								758	758
Unrealized (loss) gain on marketable securities (net of tax)								(19)	(19)
Total comprehensive income									8,704
Issuance of common stock:									
Exercise of options	381	381		2,987					2,987
Employee stock purchase plan	85	85		753					753
Tax benefit from exercise of stock options				1,088					1,088
Restricted stock issuance	85	85		—					—
Purchase of treasury shares		(104)			104	(1,521)			(1,521)
Stock based compensation expense				1,462					1,462
Balance, March 31, 2007	**27,289**	**20,641**	**$27**	**$86,881**	**6,647**	**$(9,246)**	**$34,815**	**$394**	**$112,871**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended March 31,		
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$ 7,965**	**$ 2,137**	**$ 2,052**
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:			
Depreciation and amortization	2,348	2,422	2,323
Loss on disposition of fixed assets	12	5	50
Provision for losses (gains) on accounts receivable	25	27	(111)
Deferred income taxes	50	(275)	752
Non-cash stock-based compensation expense	1,462	27	12
Receipt of government grant	—	—	(110)
Changes in assets and liabilities:			
Accounts receivable	(9,944)	413	(3,107)
Prepaid expenses and other current assets	(2,151)	1,484	407
Other assets	38	(34)	50
Accounts payable	(743)	191	(106)
Accrued liabilities	(762)	1,665	1,772
Accrued income taxes	512	(118)	(2,044)
Deferred revenue	6,728	697	2,107
Deferred rent	1,044	15	113
Tax benefit from exercise of stock options	(383)	49	529
Net cash provided by operating activities	**6,201**	**8,705**	**4,689**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition of Altaworks	—	—	(3,431)
Acquired technology	(366)	(793)	—
Purchase of property and equipment	(3,529)	(1,452)	(1,533)
Purchase of investments	(109,637)	(31,940)	(58,523)
Proceeds from sale/maturity of investments	72,155	56,852	54,424
Net cash (used in) provided by investing activities	**(41,377)**	**22,667**	**(9,063)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Acquisition of treasury stock	(1,521)	(3,625)	—
Payment of note payable	(150)	—	(40)
Tax benefit from exercise of stock options	383	—	—
Proceeds from exercise of common stock options	2,987	613	715
Issuance of common stock under employee stock purchase plan	753	498	364
Net cash provided by (used in) financing activities	**2,452**	**(2,514)**	**1,039**
Effect of exchange rate changes on cash and cash equivalents	780	(319)	14
Net (decrease) increase in cash and cash equivalents	(31,944)	28,539	(3,321)
Cash and cash equivalents, beginning of year	66,710	38,171	41,492
Cash and cash equivalents, end of year	**$ 34,766**	**$ 66,710**	**$ 38,171**

See accompanying notes to consolidated financial statements

1. Organization and Significant Accounting Policies

Organization. OPNET Technologies, Inc., (hereafter, the Company or OPNET), is a provider of management software for networks and applications. The Company's solutions address application performance management, capacity planning and design, network operations, and network research and development. The Company sells products to corporate enterprises, government and defense agencies, network service providers, and network equipment manufacturers. The Company markets product suites in North America primarily through a direct sales force and, to a lesser extent, several resellers and original equipment manufacturers. Internationally, the Company conducts research and development through a wholly-controlled subsidiary in Ghent, Belgium and markets products through wholly-owned subsidiaries in Paris, France; Frankfurt, Germany; Slough, United Kingdom; and Sydney, Australia; third-party distributors; and value-added resellers. The Company is headquartered in Bethesda, Maryland and has offices in Cary, North Carolina; Dallas, Texas; Santa Clara, California; and Nashua, New Hampshire.

Principles of Consolidation. The consolidated financial statements include the results of OPNET Technologies, Inc. and its wholly-owned subsidiaries: OPNET Technologies SAS; OPNET Technologies Limited; OPNET Technologies, BVBA; OPNET Technologies, Pty. Ltd.; OPNET Analysis, Inc.; and OPNET Technologies, GmbH. All intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications. Certain fiscal 2006 and fiscal 2005 amounts have been reclassified to conform to the fiscal 2007 presentation.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles, or GAAP, requires management to make estimates, judgments and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates. Significant items subject to such estimates and assumptions include revenue recognition, carrying amount and useful lives of long-lived assets, valuation allowances for accounts receivable and deferred tax assets, research and development tax credit, software development costs and loss contingencies, such as litigation, claims and assessments.

Cash and Cash Equivalents. Cash and cash equivalents consist of deposits in banks and all highly liquid investments with maturities of three months or less when purchased.

Marketable Securities. The Company has determined that all of its investments are marketable securities to be classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in stockholders' equity in the accompanying consolidated balance sheets under the caption "Accumulated other comprehensive loss." The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in the "Interest income" line item on the accompanying consolidated statements of operations. Realized gains and losses on available-for-sale securities are included in the "Interest income" line item on the consolidated statements of operations. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in the "Interest income" line item on the consolidated statements of operations.

Supplemental Cash Flow Information.

	Year ended March 31,		
	2007	**2006**	**2005**
Cash paid during the fiscal year for:			
Income taxes	$ 3,415	$ 53	$ 2,504
Non-cash financing and investing activities:			
Unrealized gain/(loss) on marketable securities	—	19	(67)
Restricted stock issued	1,152	408	—

Advertising Expense. Advertising expense for fiscal 2007 and fiscal 2006 was $686 and $367, respectively.

Concentration of Credit Risk. Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash, marketable securities and accounts receivable. The Company generally does not require collateral on accounts receivable, as the majority of its customers are large, well-established companies, or government entities.

The Company maintains its cash balances at several financial institutions. The Federal Deposit Insurance Corporation insures the bank accounts up to $100. Although balances exceed that amount, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk to cash.

Fair Value of Financial Instruments. The fair value of the Company's cash and cash equivalents, marketable securities, accounts receivable, accounts payable, and accrued expenses approximates their respective carrying amounts.

Software Development Costs. Development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. The Company considers technological feasibility to be established when all planning, designing, coding, and testing has been completed according to design specifications. After technological feasibility has been established, any additional costs are capitalized in accordance with Statement of Financial Accounting Standards, or SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Through March 31, 2007, software development has been substantially completed concurrently with the establishment of technological feasibility and, accordingly, no costs have been capitalized to date.

Property and Equipment. Property and equipment are stated at cost. Depreciation on property and equipment is computed using the straight-line method over the estimated useful lives of the assets, of five to seven years. Leasehold improvements are depreciated over the shorter of the estimated useful life of the assets, the non-cancelable term of the related lease, or the non-cancelable lease term plus all periods for which executive management believes that the failure to renew the lease imposes a penalty in an amount such that the renewal appears, at the inception of the lease, to be reasonably assured. Repairs and maintenance are expensed as incurred.

Intangible Assets. Intangible assets consist of purchased technology and acquired technology related to the Company's acquisitions. Intangible assets are originally recorded at cost and amortized on a straight-line basis over their expected useful lives of three to five years in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," or SFAS No. 142. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," intangible assets are reviewed whenever any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. There has been no impairment as of March 31, 2007 or 2006.

Goodwill. In accordance with SFAS No. 142, goodwill is not amortized and is tested for impairment annually during the Company's fourth quarter and whenever events and circumstances occur indicating that goodwill might be impaired. The Company performed its annual impairment test of goodwill as of March 31, 2007 and 2006 and concluded that there was no goodwill impairment.

Valuation of Long-Lived Assets. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reviews its long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. There has been no impairment as of March 31, 2007 or 2006.

Revenue Recognition. The Company derives revenue from three primary sources: (1) new software licenses, (2) software license updates, technical support and services, which include software license update, certain training provided and offered on a when-and-if available basis to customers, and technical support, and (3) professional services, which include consulting and custom training services for customers without a current maintenance agreement. The Company recognizes revenue based on the provisions of the American Institute of Certified Public Accountants Statement of Position, or SOP No. 97-2, "Software Revenue Recognition," as amended by SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions," SOP No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" and the Securities and Exchange Commission Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements."

New software license revenue represents all fees earned from granting customers licenses to use the Company's software, and excludes revenue derived from software license updates, which are included in software license updates, technical support and services revenue. The Company's new software license revenue consists of perpetual and term license sales of software products. New software license revenue is recognized when these criteria are met: persuasive evidence of an arrangement exists, delivery of the software has occurred, the software license fee is fixed or determinable, and collectibility is probable. The Company defines each of these four criteria as follows:

- **Persuasive evidence of an arrangement exists.** For license arrangements with end-users, it is the Company's customary practice to have a written software license agreement), which is signed by both the end user and the Company, and a purchase order or equivalent. A written contract can be executed based on the customer-specific format or on the standard "shrink wrap" software master license agreement. For those end users who have previously negotiated a software license agreement with the Company, the initial software license agreement is used as evidence of a written contract. Sales to distributors, resellers, and value-added resellers, which the Company collectively referred to as resellers, are primarily made outside of North America and are evidenced by a master reseller agreement governing the relationship, which is signed by both the reseller and the Company, together with a purchase order on a transaction-by-transaction basis. To further evidence an arrangement, the Company's master reseller agreement requires that the reseller provide to the Company copies of the end user's purchase order and executed copies of the end user's software master license agreements.

- **Delivery has occurred.** Physical delivery of the Company's software products to end users or resellers, which it collectively referred to as customers, is generally considered to have occurred upon the transfer of media containing the Company's software products to a common carrier (usually FOB shipping point based on standard agreement terms). Software products may also be delivered electronically to end users. Electronic delivery is deemed to occur after end users have been provided with access codes that allow them to take immediate possession of the software. If a software arrangement includes undelivered software products or services that are essential to the functionality of delivered software products, delivery is not considered to have occurred until these software products or services are delivered.
- **The fee is fixed or determinable.** It is the Company's policy to not provide customers the right to any adjustments or refund of any portion of their license fees paid, acceptance provisions, cancellation privileges, or rights of return. The Company's normal payment terms for its software products and services currently range from net 30 days to net 90 days and primarily vary based on the country in which an agreement is executed. Payments that extend beyond the Company's normal payment terms from the contract date but that are due within six months are generally deemed to be fixed or determinable based on its successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition. Arrangements with payment terms extending beyond six months are considered not to be fixed or determinable, and revenue from such arrangements is recognized as payments become due and payable.
- **Collectibility is probable.** Collectibility is assessed on a customer-by-customer basis. The Company typically sells to customers for whom there is a history of successful collection. New customers are subject to a credit review process that evaluates the customer's ability to pay. If the Company determines from the outset of an arrangement that collectibility is not probable, revenue is recognized as cash is collected.

In instances when any of the four criteria are not met, the Company defers recognition of software license revenue until the criteria are met. When the sale of the software product requires the Company to make significant enhancements, customization or modifications to the software that are essential to its functionality, software license revenue and consulting fees are recognized using contract accounting under SOP 81-1. The Company estimates the percentage-of-completion, under SOP 81-1, based on its estimate of total hours to complete the project as a percentage of total hours incurred and the estimated hours to complete.

The process of estimation inherent in the application of the percentage-of-completion method of accounting for revenue is subject to judgments and uncertainties and may affect the amounts of software license revenue and professional services revenue under certain contracts and related expenses reported in the Company's consolidated financial statements. A number of internal and external factors can affect the Company's estimates to complete client engagements, including skill level and experience of project managers, staff assigned to engagements, and continuity and attrition level of professional services staff. Changes in the estimated stage of completion of a particular project could create variability in the Company's revenue and results of operations if it is required to increase or decrease previously recognized revenue related to a particular project or if it expects to incur a loss on the project.

Software license updates, technical support and services revenue represents fees associated with the sale of license updates, training, and technical support, all provided on a when-and-if-available basis under the Company's maintenance agreement. Payments for software license updates, technical support and services (on initial order or on renewal) are generally made in advance and are nonrefundable. License updates consist of the right to unspecified software updates on a when-and-if-available basis and are typically entered into in connection with the initial software license purchase. License updates, technical support and services may be renewed upon expiration of the term. Customers can purchase license updates separately from technical support and services. Revenue from license updates, technical support and services is deferred and recognized as revenue on a straight-line basis over the term of the maintenance agreement.

Revenue under multiple-element arrangements, which typically include new software licenses, consulting services, training and maintenance agreements sold together, are allocated to each element in the arrangement primarily using the residual method based upon the fair value of the undelivered elements, which is specific to the Company (vendor-specific objective evidence of fair value or VSOE). This means that the Company defers revenue from the arrangement fee equivalent to the fair value of the undelivered elements. Discounts, if any, are applied to the delivered elements, usually software licenses, under the residual method. For periodic unspecified product updates and technical support agreements, VSOE is based upon either the renewal rate specified in each contract or the price charged when sold separately. For consulting services and training for customers without a current maintenance agreement, VSOE is based upon the rates charged for these services when sold separately. If the only undelivered elements in an arrangement are periodic unspecified updates or technical support agreements for which the Company is unable to establish VSOE, all revenue is recognized ratably over the contract period.

Professional services revenue consists of fees from consulting services and training for customers without a current maintenance agreement and is recognized as the services are performed. When the Company enters into consulting service arrangements that include significant modifications to the software that are essential to the customer's use and the arrangement is bundled with software, revenue under the entire arrangement is recognized under the percentage-of-completion method. In these circumstances, revenue to be recognized after applying the residual method is allocated to new software license revenue based upon the relative list price of each product, and to professional services revenue based upon the VSOE of fair value of the professional services, respectively.

The Company sells new software licenses, license updates, technical support and services agreements to distributors at predetermined prices. Sales to distributors are not contingent upon resale of the software to the end user. In most cases, the Company provides license updates, technical support and services agreements directly to distributors and the distributors provide support to the end customer. Revenue from sales to distributors is recorded at the amounts charged to the distributor and in the same manner as new software license, license updates, technical support and services sales sold through the Company's direct sales force. Amounts received in advance of revenue recognition are classified as deferred revenue.

Allowance for Doubtful Accounts. The Company maintains an allowance for doubtful accounts receivable for estimated losses resulting from the inability of its customers to make required payments and for the limited circumstances when the customer disputes the amounts due the Company. The Company's methodology for determining this allowance requires significant estimates. In estimating the allowance, the Company considers the age of the receivable, the creditworthiness of the customer, the economic conditions of the customer's industry and general economic conditions.

Income Taxes. The income tax provision includes income taxes currently payable plus the net change during the year in deferred tax assets or liabilities. Deferred tax assets and liabilities reflect the differences between the carrying value under GAAP and the tax basis of assets and liabilities using enacted statutory tax rates in effect for the period in which the differences are expected to reverse. Judgments and estimates are required in the calculation of the deferred tax assets, valuation allowance, accrual of contingencies, research and development tax credits, and foreign tax credits.

Foreign Currency Transactions. Revenue and expenses denominated in foreign currencies are translated at the average exchange rates during the period. Gains or losses on foreign exchange transactions are reported in the consolidated statements of operations.

Foreign Currency Translation. The results of operations for the Company's international subsidiaries are translated from the designated functional currencies into United States dollars using average exchange rates during each period. Assets and liabilities are translated using exchange rates at the end of each period. Translation gains and losses are reported as a component of accumulated other comprehensive loss in stockholders' equity.

Comprehensive Income. Certain revenues, expenses, gains and losses are recognized in comprehensive income but excluded from net income. Comprehensive income includes net income, foreign currency translation adjustments, and unrealized gains and losses on marketable securities.

Earnings per Share. Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares for all periods presented.

Stock-Based Compensation. Beginning in fiscal 2007, the Company accounts for stock-based compensation given to employees in accordance with Financial Accounting Standards No. 123R, "Share-Based Payment", or SFAS No. 123R, which is a revision of SFAS No. 123 and supersedes Accounting Principles Board, or APB Opinion No. 25. SFAS No. 123R requires all share-based payments and nonvested shares (restricted stock) to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosure of the income statement effects of share-based payments is no longer an alternative. SFAS No. 123R is effective for all stock-based awards granted on or after January 1, 2006. In addition, the Company also recognized compensation expense related to any awards that were not fully vested as of the effective date.

Prior to fiscal 2007, the Company accounted for stock-based compensation given to employees using the intrinsic value method in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly, recognized compensation expense for fixed stock option grants when the exercise price was less than the quoted market price of the shares on the date of the grant. SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," permitted the use of either a fair-value based method or the intrinsic value method provided in APB No. 25 to account for employee stock-based compensation arrangements. Companies that elected to use the intrinsic value method provided in APB No. 25 were required to disclose the pro forma net income (loss) and earnings (loss) per share that would have resulted from the use of the fair value method. We have provided below the pro forma disclosures of the effect on net income and earnings per share as if SFAS No. 123, as amended, had been applied in measuring compensation expense for fiscal 2006 and 2005.

The following table illustrates the effect on net income and related net income per share for fiscal 2006 and 2005 had compensation cost for employee stock-based compensation plans been determined based upon the fair value method prescribed under SFAS No. 123, as amended:

	2006	2005
Net income	$ 2,137	$ 2,052
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	15	12
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,728)	(3,377)
Pro forma net income (loss)	**$ 424**	**$ (1,313)**
Basic net income (loss) per common share:		
As reported	$ 0.10	$ 0.10
Pro forma	$ 0.02	$ (0.07)
Diluted net income (loss) per common share:		
As reported	$ 0.10	$ 0.10
Pro forma	$ 0.02	$ (0.07)

Recently Issued Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board, or FASB, issued FASB interpretation, or FIN, No. 48, "Accounting for Uncertainty in Income Taxes," which is effective for fiscal years beginning after December 15, 2006. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with Statement of Financial Accounting Standards, or SFAS, No. 109, "Accounting for Income Taxes." This interpretation illustrates how a company should recognize, measure, present and disclose uncertain tax positions that the Company has taken or expects to take on a tax return in its financial statements. The Company is currently evaluating the impact of adopting FIN No. 48 on its financial position and results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," or SFAS No. 157. This standard clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has not yet determined the impact that the implementation of SFAS No. 157 will have on their results of operations or financial condition.

In September 2006, the Securities and Exchange Commission, or SEC, issued Staff Accounting Bulletin No. 108, Topic 1N, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," or SAB 108. SAB 108 interprets the staff's views regarding the process of quantifying financial statement misstatements and is effective for financial statements issued for fiscal years ending after November 15, 2006. The Company will apply the guidance provided by SAB 108 as necessary.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 permits entities to choose to measure, on an item-by-item basis, specified financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are required to be reported in earnings at each reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, the provisions of which are required to be applied prospectively. The Company's results of operations and financial condition will not be impacted by SFAS No. 159 since the Company does not plan to implement the fair value option.

2. Stock-Based Compensation

The Company's Amended and Restated 2000 Stock Incentive Plan, or 2000 Plan, provides for the granting of incentive and non-qualified stock options and restricted stock to purchase up to 5,540 shares of the Company's common stock. The number of shares available for issuance will automatically increase on the first trading day of each calendar year by an amount equal to the lesser of 3% of the shares of common stock outstanding on the last trading day of the preceding calendar year, or an amount determined by the Board of Directors, not to exceed an annual increase of 1,000 shares. The Board of Directors voted not to increase the number of shares for issuance on the first trading day of calendar year 2007, 2006, or 2005. Options are granted for terms up to ten years and generally vest over periods ranging from one to six years from the date of the grant. Restricted stock granted to employees under this plan generally vests over four years from the date of the grant. Restricted stock granted to non-employees under this plan generally vests over six months from the date of the grant. New option grants and restricted stock grants are granted from new shares of the Company's common stock.

The Company's 1993 Incentive Stock Option Plan, or 1993 Plan, provides for the granting of incentive stock options to purchase up to 3,000 shares of common stock of the Company. Options are granted for terms of up to ten years, and generally vest over periods ranging from one to six years from the date of the grant. The Board of Directors approved a resolution to make no further grants for options or stock awards under the 1993 Plan upon approval of the 2000 Plan.

In March 2000, the Board of Directors approved the adoption of the 2000 Director Stock Option Plan, which provides for the automatic annual granting of options to purchase stock to the Company's directors, who are not its employees, for up to a total of 225 shares of common stock of the Company.

During fiscal year 2001, the Board of Directors approved the adoption of the 2000 Employee Stock Purchase Plan, or ESPP, which provides every employee, including members of the Board of Directors who are employees, to collectively purchase up to a total of 300 shares of common stock of the Company. An employee may authorize a payroll deduction up to a maximum of 10% of compensation during the plan period. The purchase price for each share purchased is the lesser of 85% of the closing price of the common stock on the first or last day of the plan period and is considered compensatory under SFAS 123R.

On April 1, 2006, the Company adopted SFAS 123R, which revised SFAS 123, "Accounting for Stock-Based Compensation" using the modified prospective method. Prior to fiscal year 2007 and the adoption of SFAS 123R, the Company followed the intrinsic value method of accounting for its stock-based employee compensation arrangements as defined by Accounting Principles Board Opinion, or APB, No. 25.

SFAS 123R requires an entity to recognize an expense within its income statement for all share-based payment arrangements, which includes employee stock option plans, restricted stock grants, and ESPP. The Company has elected to continue straight-line amortization of stock-based compensation expense for the entire award over the service period since the awards have only service conditions and graded vesting. The Company adopted SFAS 123R under the modified prospective method. Under the modified prospective method, SFAS 123R applies to new awards and to awards modified, repurchased, or cancelled after April 1, 2006 as well as to the nonvested portion of awards outstanding as of April 1, 2006. Stock-based compensation for awards granted prior to April 1, 2006 is based upon the grant date fair value of such compensation as determined under the pro forma provisions of SFAS No 123.

Prior to the adoption of SFAS 123R, the Company reported tax benefits from the exercise of stock options as an operating cash flow in the consolidated statement of cash flows. In the period beginning April 1, 2006, excess tax benefits from the exercise of stock options are presented as a cash flow from financing activity. For fiscal 2007, 2006, and 2005, excess tax benefits from the exercise of stock options were $383, $49 and $529, respectively.

A summary of the total stock-based compensation expense for fiscal 2007, 2006 and 2005 is as follows:

	2007	2006	2005
		(in thousands)	
Stock options	$ 996	$ 12	$ 12
Restricted stock	236	15	—
ESPP	230	—	—
Total stock-based compensation	**$ 1,462**	**$ 27**	**$ 12**

A summary of the total nonvested stock-based deferred compensation at March 31, 2007 and 2006 is as follows:

	2007	2006
	(in thousands)	
Restricted stock	$ 1,278	$ 393
Stock options	644	—
ESPP	111	—
Total nonvested stock-based compensation	**$ 2,033**	**$ 393**

The cost of the nonvested restricted stock, stock options, and ESPP at March 31, 2007 are expected to be recognized over a weighted average period of 1.6 years, 1.1 years and 4 months, respectively.

Stock Options

The Company's stock option programs are accounted for as equity awards. The expense is based on the grant-date fair value of the options granted, and is recognized over the requisite service period.

A summary of the option transactions for fiscal 2007, 2006, and 2005 is as follows:

2007

	Options *(in thousands)*	Weighted Average Exercise Price	Weighted Average Remaining Contract Life *(Years)*	Aggregate Intrinsic Value *(in thousands)*	Weighted Grant Date Fair Value
Outstanding at beginning of period	3,233	$ 10.37	—	$ 11,362	$ 7.31
Granted	30	$ 13.25	—	$ 8	$ 3.90
Exercised	(381)	$ 7.84	—	$ 2,406	$ 5.53
Forfeited or expired	(41)	$ 10.78	—	$ 113	$ 7.30
Outstanding at end of period	**2,841**	**$ 10.73**	**4.91**	**$ 9,092**	**$ 7.51**
Exercisable at end of period	2,650	$ 10.80	4.71	$ 8,356	$ 7.65
Nonvested at end of period	191	$ 9.67	7.68	$ 735	$ 5.68
Nonvested options expected to be exercised	183	$ 9.40	7.51	$ 689	$ 5.46

2006

	Options *(in thousands)*	Weighted Average Exercise Price	Weighted Average Remaining Contract Life *(Years)*	Aggregate Intrinsic Value *(in thousands)*	Weighted Grant Date Fair Value
Outstanding at beginning of period	3,573	$ 10.10	—	$ 5,396	$ 7.13
Granted	30	$ 8.61	—	$ 48	$ 4.31
Exercised	(180)	$ 3.41	—	$ 1,083	$ 2.35
Forfeited or expired	(190)	$ 11.59	—	$ 91	$ 8.06
Outstanding at end of period	**3,233**	**$ 10.37**	**5.57**	**$ 4,135**	**$ 7.31**
Exercisable at end of period	2,772	$ 10.78	5.30	$ 3,038	$ 7.66
Nonvested at end of period	461	$ 7.85	7.17	$ 1,097	$ 5.19

2005

	Options *(in thousands)*	Weighted Average Exercise Price	Weighted Average Remaining Contract Life *(Years)*	Aggregate Intrinsic Value *(in thousands)*	Weighted Grant Date Fair Value
Outstanding at beginning of period	3,599	$ 9.76	--	$ 4,074	$ 6.94
Granted	357	$ 9.07	--	$ 9	$ 5.73
Exercised	(217)	$ 3.29	--	$ 1,371	$ 1.97
Forfeited or expired	(166)	$ 9.46	--	$ 97	$ 6.72
Outstanding at end of period	**3,573**	**$ 10.10**	**5.99**	**$ 2,886**	**$ 7.13**
Exercisable at end of period	2,328	$ 10.61	5.42	$ 1,923	$ 7.60
Nonvested at end of period	1,245	$ 9.13	7.06	$ 963	$ 6.25

During fiscal 2007, 284 stock options vested with a weighted average grant date fair value of $7.16.

To estimate the grant-date fair value of its stock options, the Company uses the Black-Scholes option-pricing model, consistent with that used for pro forma disclosure under SFAS No 123. The Black-Scholes model estimates the per share fair value of an option on its date of grant based on the following: the option's exercise price; the price of the underlying stock on the date of grant; the estimated dividend yield; a "risk-free" interest rate; the estimated option term; and the expected volatility. For the "risk-free" interest rate, the Company uses a U.S. Treasury Bond due in a number of years equal to the option's expected term. To estimate expected volatility, the term is based on the Company's expectation of when the grantees will exercise their options, the Company analyzes the historic volatility of its common stock.

The weighted average assumptions to determine the grant-date fair value for stock options for fiscal 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Risk-free interest rate	5.02%	4.01%	3.38%
Expected dividend yield	0.00%	0.00%	0.00%
Expected life	2 years	4 years	4 years
Volatility factor	43%	61%	91%

Compensation cost for option grants is recognized on a straight-line basis over the requisite service period for the entire award (from the date of grant through the period of the last separately vesting portion of the grant). Compensation cost is recognized within the income statement in the same expense line as the cash compensation paid to the respective employees. SFAS 123R also requires the Company to estimate forfeitures in calculating the expense related to stock-based compensation. The Company has concluded that its historical forfeiture rate is the best measure to estimate future forfeitures of granted stock options. The impact on compensation cost due to changes in the expected forfeiture rate will be recognized in the period that they become known. To date there has been no change in the Company's forfeiture rate, so there has been no impact on compensation cost.

During fiscal 2007, 2006 and 2005, respectively, we received proceeds of approximately $2,987, $613, and $715 and issued 381, 179, and 217 shares of common stock, pursuant to employee exercises of stock options.

On October 26, 2005, the Company's Board of Directors approved the accelerated vesting of all unvested options that had an exercise price of $11.75 or greater and were held by current employees, including executive officers. This accelerated vesting affected options with respect to 254 shares of the Company's common stock that was not vested under such options, and was effective for stock options outstanding at the close of business on October 26, 2005.

The Board of Director's primary purpose in accelerating vesting was to eliminate future stock-based employee compensation expense that the Company would have otherwise recognized in its consolidated statement of operations with respect to these accelerated options once SFAS 123R became effective. Furthermore, the Board of Directors concluded that the retention value of the unvested portion of these options was minimal given the then-current market price for the Company's common stock. Because these options have exercise prices well in excess of the Company's then-current stock price which was $8.13 at the close of business on October 26, 2005, as reported by the NASDAQ National market, the Board of Directors concluded that these options would not offer sufficient incentive to the employees to remain with the Company when compared to the future compensation expense that would have been attributable to the options. The estimated maximum future expense that was eliminated was approximately $922.

All of these options had an exercise price of $11.75, a grant date of October 23, 2003, and a vesting schedule that provided for pro rata annual vesting for 99.8% of the grants over five years from the date of the grant and for all cliff vesting for 0.2% of the grant in three years from the date of the grant. In the case of options held by executive officers of the Company, vesting was accelerated with respect to 48 shares for the Company's CEO.

Restricted Stock

The Company's restricted stock grants are accounted for as equity awards. The expense is based on the price of the Company's common stock, and is recognized on a straight-line basis over the requisite service period. The Company did not grant any restricted stock prior to February 2006. As a result, there were no restricted stock grants for fiscal 2005. The Company's restricted stock agreements do not contain any post-vesting restrictions.

A summary of the restricted stock grants is as follows:

	2007		2006	
	Restricted Stock Grants	Weighted Average Grant Fair Value	Restricted Stock Grants	Weighted Average Grant Fair Value
	(in thousands, except per share data)		*(in thousands except per share data)*	
Nonvested at beginning of period	43	$ 9.39	—	—
Granted	89	$ 13.48	43	$ 9.39
Vested	(1)	$ 13.44	—	—
Forfeited	(4)	$ 11.67	—	—
Nonvested at end of period	**127**	**$ 12.14**	**43**	**$ 9.39**

Employee Stock Purchase Plan

The weighted average assumptions to determine the value for employee stock purchase plan, or ESPP, shares for fiscal 2007 are as follows:

	2007
Risk-free interest rate	5.16%
Expected dividend yield	0.00%
Expected life	0.5 years
Volatility factor	45%

3. Marketable Securities

Marketable securities as of March 31, 2007 and 2006, consisted of the following:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Market Value
		March 31, 2007		
Municipal securities	$ 46,615	$ —	$ —	$ 46,615
Auction rate securities	10,000	—	—	10,000
Marketable securities	**$ 56,615**	**$ —**	**$ —**	**$ 56,615**
		March 31, 2006		
Corporate bonds and notes	$ 6,747	$ 2	$ (10)	$ 6,739
United States government agencies	12,423	—	(11)	12,412
Marketable securities	**$ 19,170**	**$ 2**	**$ (21)**	**$ 19,151**

With the exception of the auction rate securities, all of the Company's marketable securities have maturity dates of less than one year. The auction rate securities have maturities extending through May 2046, with interest rate resets every 28 days.

4. Intangible Assets and Goodwill

Intangible assets consisted of the following:

	2007	2006
Acquired and purchased technology	$ 2,047	$ 4,165
Accumulated amortization	(1,148)	(2,925)
Intangible assets, net	**$ 899**	**$ 1,240**

Our intangible assets consist of acquired technology related to our acquisitions of a software product for modeling voice communications in December 2003, Altaworks in October 2004, and purchased technology from RadView Software, Ltd. in December 2005 and SQMworks, Inc. which we purchased in April 2006 for $400. Acquired and purchased technology resulted in amortization expense for fiscal 2007, 2006, and 2005 of $723, $832 and $651, respectively. Amortization expense from acquired technology is included in cost of revenue in the condensed consolidated statements of operations. The Company amortizes the intangible assets on a straight-line basis over their expected useful lives of three to five years. The Company currently expects future amortization expenses attributable to these acquisitions of $543 in fiscal 2008 and $356 in the fiscal 2009.

The value of goodwill is primarily derived from the acquisitions of Altaworks in October 2004, WDM NetDesign in January 2002, and NetMaker in March 2001. The Company made no adjustment to goodwill in fiscal 2007 or fiscal 2006.

5. Property and Equipment

Property and equipment consisted of the following at March 31, 2007 and 2006:

	2007	2006
Computer equipment	$ 7,866	$ 6,824
Leasehold improvements	4,395	4,328
Construction in progress	2,320	—
Purchased software	2,165	1,664
Office furniture and equipment	1,456	1,443
Total	18,202	14,259
Less: accumulated depreciation	(9,457)	(8,171)
Property and equipment, net	**$ 8,745**	**$ 6,088**

In December 2006, we entered into an operating lease in Bethesda, MD to increase the office space of our corporate facilities. At March 31, 2007, we had $2,320 in construction in progress associated with the build out of this space. For more information regarding our office space see Note 8.

Depreciation expense for fiscal 2007, 2006, and 2005 was $1,625, $1,590, and $1,672, respectively.

6. Accrued Liabilities

Accrued liabilities consisted of the following at March 31, 2007 and 2006:

	2007	2006
Accrued compensation and bonuses	$ 4,709	$ 4,271
Accrued accounting and tax services	505	1,064
Accrued legal services	195	889
Accrued leasehold improvements	724	—
Other	2,188	2,315
Total	**$ 8,321**	**$ 8,539**

7. Income Taxes

The components of the provision for income taxes for the years ended March 31, 2007, 2006 and 2005, were as follows:

	2007	2006	2005
Current provision:			
Federal	$ 2,471	$ 397	$ 493
State	785	98	129
Foreign	349	289	270
Total current provision	**3,605**	**784**	**892**
Deferred provision (benefit):			
Federal	(28)	(297)	635
State	23	(27)	59
Foreign	55	49	58
Total deferred provision (benefit)	50	(275)	752
Total provision for income taxes	**$ 3,655**	**$ 509**	**$1,644**

At March 31, 2007 and 2006, respectively, the components of our deferred tax assets and deferred tax liabilities were as follows:

	2007	2006
Deferred tax assets:		
Accrued expenses	$ 1,146	$ 605
Deferred revenue	178	238
In-process research and development	178	198
Deferred rent	832	397
Research and development tax credit carryforward	1,188	1,471
Accelerated book amortization of acquired technology	437	490
Bad debt reserve	51	54
Federal net operating loss carryforward	13,049	13,103
Foreign net operating loss carryforward	61	118
Deferred stock based compensation	396	—
Other temporary differences	49	49
Gross deferred tax assets	17,565	16,723
Less: valuation allowance	(13,289)	(13,289)
Total deferred tax asset	**4,276**	**3,434**
Deferred tax liabilities:		
Accelerated depreciation	124	(74)
Tax amortization of goodwill	(1,680)	(1,400)
Tax liabilities related to acquisitions	(44)	(158)
Tax accounting for unbilled accounts receivable	(593)	(130)
Total deferred tax liabilities	(2,193)	(1,762)
Net deferred tax asset	**$ 2,083**	**$ 1,672**

SFAS No. 109 "Accounting for Income Taxes," or SFAS No. 109 requires that the Company assess the realizability of deferred tax assets at each reporting period. These assessments generally consider several factors including the reversal of existing deferred tax asset temporary differences, projected future taxable income, tax planning strategies, and historical and future book income adjusted for permanent book to tax differences. As stated below, the Company has established a valuation allowance related to a portion of the deferred tax asset associated with the Altaworks transaction due to limitations under Section 382 of the Internal Revenue Code. The Company believes that it is more likely than not that the remaining net deferred tax asset of $2,083 will be realized based upon its history of profitability, estimates of future taxable income, and the period over which the tax benefits can be realized.

The provision for income taxes for fiscal 2007, 2006 and 2005 differs from the amount computed by applying the statutory United States Federal income tax rate to income before taxes as a result of the following:

	2007	2006	2005
Statutory United States Federal rate	34.0%	34.0%	34.0%
Increase (decrease) in taxes resulting from:			
State income taxes— net of Federal benefit	4.5	5.8	2.7
Tax credits	(6.2)	(31.5)	(7.1)
Nondeductible items	0.7	2.4	1.4
Foreign tax expense	—	8.8	7.3
Tax exempt income	(1.9)	1.0	—
Other	0.1	—	1.4
Changes to estimates	0.5	(0.6)	6.4
Foreign tax rate differential	(0.2)	(0.6)	(2.5)
Effective tax rate	**31.5%**	**19.3%**	**43.6%**

The increase in our effective tax rate in fiscal 2007 from fiscal 2006 was primarily the result of the reduced benefit of research and development credits and adjusting projected foreign tax credits and projected research and development tax credits to the actual amount of the credits computed in conjunction with completing and filing our fiscal 2006 tax return in December of fiscal 2007. The decrease in our effective tax rate in fiscal 2006 from fiscal 2005 was primarily the result of adjusting projected foreign tax credits and projected research and development tax credits to the actual amount of the credits computed in conjunction with completing and filing our fiscal 2005 tax return in December of fiscal 2006.

At March 31, 2007, the Company had a United States federal research and development tax credit carryforward of approximately $1,188, and net operating loss carryforwards of approximately $38,379, which will expire in the years 2019 through 2024. The decrease in the Company's effective tax rate in fiscal 2006 is primarily the result of the benefit of projected research and development tax credits in the current year and a change in estimates of projected research and development tax credits to the actual amount of the credits computed in conjunction with completing and filing its fiscal 2005 tax return and foreign tax expense. At March 31, 2007, the Company's German subsidiary had a foreign net operating loss carryforward of approximately $160. Under the tax legislation of Germany, net operating losses have no expiration date.

As part of the Altaworks Corporation acquisition, the Company received a federal net operating loss carryforward of approximately $38,775 and a research and development credit carryforward of approximately $1,188. The related deferred tax assets amount to $14,372. These tax assets are subject to an annual limitation under Section 382 of the Internal Revenue Code. Because of the limitation imposed, management believes it is more likely than not, that a portion of the assets will not be realized and has placed a valuation allowance of $13,289 against that portion.

At March 31, 2007, the Company had cumulative undistributed earnings of foreign subsidiaries, for which no United States income or foreign withholding taxes have been recorded, of approximately $1,706 which have been reinvested indefinitely. Determination of the amount of unrecognized deferred tax liability with respect to such earnings is not practicable. The additional taxes on the earnings of foreign subsidiaries, if remitted, would be partially offset by United States tax credits for foreign taxes already paid.

8. Commitments and Contingencies

The Company's corporate office and principal facility is located in Bethesda, Maryland and consists of approximately 82,000 square feet of office space held under two leases. The lease for 60,000 square feet expires on January 31, 2011, exclusive of renewal options. The lease provides for two five-year renewal options. The rent is subject to escalation based upon a consumer price indexed adjustment of up to 3% each year. The lease also requires the Company to maintain a security deposit of approximately $2,122 in the form of a bank letter of credit, as discussed in Note 9, which is subject to annual reductions based upon meeting certain minimum financial requirements. The lease for 22,000 square feet expires on January 31, 2016, exclusive of renewal options. The lease provides for one five-year renewal options. The rent is subject to escalation based upon a consumer price indexed adjustment of up to 3% each year. The lease also requires us to maintain a security deposit of approximately $69 in the form of a bank letter of credit, as discussed in Note 9, which is subject to annual reductions based upon meeting certain minimum financial requirements.

In addition, the Company leases office space under non-cancelable operating leases. The leases for office space contain escalation clauses that provide for increased rentals based primarily on increases in real estate taxes, operating expenses, or the average consumer price index. Total rent expense under all leases for fiscal 2007, 2006, and 2005 was $3,821, $3,437, and $3,347, respectively. In April 2007, the Company entered into an operating lease to replace existing office space. The new lease will increase the Company's operating lease obligations by $798. At March 31, 2007, future minimum lease payments required under non-cancelable leases were as follows:

Year ending March 31,	
2008	$ 4,277
2009	4,016
2010	3,760
2011	3,365
2012	927
Thereafter	3,819
Total minimum lease payments	**$ 20,164**

On September 27, 2004, OPNET received notice of a lawsuit filed by Compuware Corporation, in the United States District Court for the Eastern District of Michigan, alleging patent infringement and seeking injunctive relief and unspecified monetary damages. On February 6, 2006, OPNET filed a lawsuit against Compuware Corporation in Montgomery County, Maryland, Circuit Court, seeking damages and injunctive relief for Compuware's misappropriation and misuse of OPNET's trade secrets, confidential and proprietary information and unfair competition; however, the lawsuit was not served on Compuware. On April 10, 2006, we signed a confidential settlement agreement with Compuware Corporation that amicably resolved all disputed matters in the lawsuits filed by each company in Michigan and in Maryland on terms OPNET believes are favorable to it. Specifically, no material amounts were exchanged by the parties and the settlement agreement does not entail a royalty or licensing agreement between the parties.

The Internal Revenue Service, or IRS, is examining the Company's federal corporate income tax returns for fiscal 2002 and 2003. While the IRS examination of the Company's returns is not final at this time, the Company has reached an agreement with respect to the amount of research and development tax credits that it claimed on its tax returns for those years. As a result of this agreement, the Company is reducing the amount of the research and development tax credits claimed on its tax returns for fiscal 2002 and 2003 by approximately $350. The IRS also asserted tax deficiencies related to the timing of revenue reported on the Company's tax returns for fiscal 2002 and 2003. The IRS has asserted that revenue associated with certain contracts reported on the Company's fiscal year 2003 tax return, should have been included in taxable income on its tax return for the fiscal 2002. The Company does not believe any tax deficiencies related to the timing of reporting revenue will be material to the financial statements.

The Company accounts for guarantees in accordance with Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("Interpretation No. 45"). Interpretation No. 45 elaborates on the disclosures required in financial statements concerning obligations under certain guarantees. It also clarifies the requirements related to the recognition of liabilities by a guarantor at the inception of certain guarantees. The provisions related to recognizing a liability at inception of the guarantee do not apply to product warranties or indemnification provisions in the Company's software license agreements.

Under the terms of substantially all of the Company's license agreements, it has agreed to defend and pay any final judgment against its customers arising from claims against such customers that the Company's software products infringe the intellectual property rights of a third party. To date: i) the Company has not received any notice that any customer is subject to an infringement claim arising from the use of its software products, ii) the Company has not received any request to defend any customers from infringement claims arising from the use of its software products, and iii) the Company has not paid any final judgment on behalf of any customer related to an infringement claim arising from the use of its software products. Because the outcome of infringement disputes are related to the specific facts in each case, and given the lack of previous or current indemnification claims, the Company cannot estimate the maximum amount of potential future payments, if any, related to its indemnification provisions. However, the Company reasonably believes these indemnification provisions will not have a material adverse effect on its operating performance or financial condition. As of March 31, 2007, the Company has not recorded any liabilities related to these indemnifications.

The Company's standard license agreement includes a warranty provision for software products. The Company generally warrants for the first ninety days after delivery that the software shall operate substantially as stated in the then current documentation provided that the software is used in a supported computer system. The Company provides for the estimated cost of product warranties based on specific warranty claims, provided that it is probable that a liability exists and provided the amount can be reasonably estimated. To date, the Company has not had any material costs associated with these warranties.

The Company is involved in other claims and legal proceedings arising from its normal operations. The Company does not expect these matters, individually or in the aggregate, to have a material effect on its financial condition, results of operations, or cash flows.

9. Credit Agreements and Notes Payable

Effective June 10, 2002, the Company entered into a credit facility with a commercial bank. The credit facility permits the use of funds for general corporate purposes and the issuance of letters of credit up to a maximum of $10,000 in the aggregate. Borrowings under the credit facility are limited to 80% of eligible accounts receivable. The Company used the facility to issue an irrevocable letter of credit for approximately $2,122 to satisfy the security deposit requirements for its corporate office lease. Upon a default, as defined in the corporate office lease agreement, and written notice from the landlord to the Company, the landlord had the right to draw upon the letter of credit in whole or in part. Interest is payable monthly, based on LIBOR plus the applicable margin ranging from 2% to 2.5% as stated in the loan agreement. The credit facility includes a fee in the amount of 0.25% per annum on the unused portion of the credit facility. The credit facility is collateralized by the Company's accounts receivable. The loan agreement contains customary affirmative and negative covenants including a restriction on the payment of dividends. The Company was in compliance with all affirmative and negative covenants as of March 31, 2007. Effective June 10, 2006, the credit facility was renewed for $2,600 and is due to expire on June 30, 2007. As of March 31, 2007, we had available borrowings of $271 under the credit facility. We plan to renew the credit facility in fiscal 2008.

In November 2002, the Company received proceeds from a $150 loan from the Department of Economic Development of the State of Maryland under the Maryland Economic Development Assistance Fund. The loan is subject to multiple maturity dates and has a 4.83% annual interest rate. As of March 31, 2006, under the terms of the loan, which included certain conditions regarding the hiring of full time employees, the Company was obligated to repay the loan principal together with accrued interest. The principal amount together with accrued interest was paid in full on May 12, 2006.

corporate information

DIRECTORS
Marc A. Cohen
Chairman of the Board
and Chief Executive Officer

Alain J. Cohen
President and Chief Technology Officer

Steven G. Finn, Ph.D.
Principal Research Scientist and Lecturer
Massachusetts Institute of Technology

Ronald W. Kaiser
Chief Financial Officer
Sucampo Pharmaceuticals, Inc.

William F. Stasior
Senior Chairman
Booz Allen Hamilton, Inc.

EXECUTIVE OFFICERS
Marc A. Cohen
Chairman of the Board
and Chief Executive Officer

Alain J. Cohen
President and Chief Technology Officer

Mel F. Wesley
Vice President and Chief Financial Officer

INVESTOR RELATIONS
Mel F. Wesley
ir@opnet.com

INDEPENDENT AUDITOR
Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, VA 22102

TRANSFER AGENT
American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, NY 10005

LEGAL COUNSEL
Wilmer Cutler Pickering Hale and Dorr LLP
The Willard Office Building
1455 Pennsylvania Avenue, NW
Washington, DC 20004

CORPORATE HEADQUARTERS
OPNET Technologies, Inc.
7255 Woodmont Avenue
Bethesda, MD 20814
(240) 497-3000
ir@opnet.com

www.opnet.com
NASDAQ: OPNT


Marc A. Cohen


Alain J. Cohen


Steven G. Finn, Ph.D.


Ronald W. Kaiser


William F. Stasior

Annual Meeting

The Annual Meeting of Stockholders will be held on Tuesday, September 12, 2007 at OPNET Corporate Headquarters, 7255 Woodmont Avenue, Bethesda, Maryland 20814.

Form 10-K

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K is available without charge upon request by contacting OPNET Investor Relations or by visiting our Web site.

Market Information

Our common stock trades on the Nasdaq National Market under the symbol "OPNT." The following table sets forth, on a per share basis, for the indicated periods, the high and low sale prices of our common stock as reported by the Nasdaq National Market.

Quarterly Common Stock-Price for the Years Ended March 31

	2007		2006	
Quarter ended	**High**	**Low**	**High**	**Low**
June 30	$ 15.00	$ 10.07	$ 8.87	$ 7.24
September 30	14.29	10.74	8.91	7.06
December 31	16.82	12.89	9.77	8.00
March 31	15.98	12.86	10.72	8.53

We have never paid or declared any cash dividends on our common stock or other securities. Our loan agreement with a commercial bank prohibits the payment of dividends. We currently intend to retain all future earnings, if any, for use in the operation of our business, and therefore, do not anticipate paying cash dividends in the foreseeable future.

Comparative Stock Performance

The graph below compares the cumulative total stockholder return on the Common Stock of the Company from March 31, 2002 to March 31, 2007 with the cumulative total return of (i) the NASDAQ National Market and (ii) the NASDAQ Computer & Data Processing Index. The graph assumes the investment of $100.00 on March 31, 2002 in the Company's Common Stock, the NASDAQ National Market, and the NASDAQ Computer & Data Processing Index, and in each case assumes that any dividends are reinvested.

Comparison of 5 Year Cumulative Total Return*
Among OPNET Technologies, Inc., The NASDAQ Composite Index, and The NASDAQ Computer & Data Processing Index


$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
3/02
3/03
3/04
3/05
3/06
3/07
OPNET Technologies, Inc.
NASDAQ Composite
NASDAQ Computer & Data Processing

** $100 invested on 3/31/02 in stock or index-including reinvestment of dividends. Fiscal year ending March 31.*


Making Networks and Applications Perform™

OPNET Technologies, Inc.

7255 Woodmont Avenue

Bethesda, Maryland 20814, USA

phone: (240) 497-3000

email: info@opnet.com

Investor Relations

ir@opnet.com

www.opnet.com

END